                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-44529


                                3,000,000 SHARES

                        (INTERNET SECURITY SYSTEMS LOGO)

                                ISS GROUP, INC.
                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)
                             ----------------------
     Of the 3,000,000 shares of Common Stock offered hereby, 2,685,000 shares are being sold by the Company and 315,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders. Prior to this Offering, there has been no public market for the Common Stock of the Company. For factors to be considered in determining the initial public offering price, see "Underwriting".

     Shares of Common Stock may be reserved for sale at the initial public offering price to the Company's employees, directors and other persons with direct business relationships with the Company. Such employees, directors and other persons may purchase, in the aggregate, not more than 7% of the Common Stock offered hereby. See "Underwriting".

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ISSX".
                             ----------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                       INITIAL PUBLIC   UNDERWRITING   PROCEEDS TO    PROCEEDS TO SELLING
                                       OFFERING PRICE   DISCOUNT(1)     COMPANY(2)       STOCKHOLDERS
                                       --------------   ------------   -----------    -------------------
Per Share............................     $22.00           $1.54          $20.46          $20.46
Total(3).............................   $66,000,000      $4,620,000    $54,935,100      $6,444,900

---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $850,000 payable by the Company.

(3) The Company and the Selling Stockholders have granted the Underwriters an option for 30 days to purchase up to an additional 450,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any, of which an option to purchase 385,000 shares has been granted by the Company and an option to purchase 65,000 shares has been granted by the Selling Stockholders. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. If such option is exercised in full, the total initial public offering price, underwriting discount, proceeds to Company and proceeds to Selling Stockholders will be $75,900,000, $5,313,000, $62,812,200, and
    $7,774,800, respectively. See "Principal and Selling Stockholders" and "Underwriting".
                             ----------------------
     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about March 27, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                BANCAMERICA ROBERTSON STEPHENS

                               UBS SECURITIES

                                           WESSELS, ARNOLD & HENDERSON
                             ----------------------
                 The date of this Prospectus is March 23, 1998.

                                    [PHOTOS]

                 [GRAPHIC WITH COMPANY LOGO AND PRODUCT LOGOS]

     Firecell, Fireblanket, Firewall Scanner, Internet Scanner, Internet Security Systems, Intranet Scanner, ISS, SAFEsuite, System Security Scanner, S3, Web Security Scanner and the ISS logo are trademarks of the Company. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

     The Company intends to furnish to its stockholders annual reports containing audited financial statements examined by its independent auditors.
                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

INDUSTRY-LEADING PROTECTION WITH SAFESUITE


INTERNET SECURITY SYSTEMS (ISS) applies its comprehensive security risk knowledge base to the security management process, and is a leader in security detection and response technologies. ISS offers enterprise-wide network protection through the Adaptive Security Management model - utilizing SAFEsuite to monitor suspicious activity, detect security weaknesses and threats, and respond to security risk in information networks.

ISS SAFESUITE is a policy management driven enterprise software solution consisting of three integrated applications: REALSECURE, a real-time intrusion detection and response system designed to monitor networks for suspicious activity; INTERNET SCANNER, a security vulnerability detection and analysis system designed to recognize and respond to security weaknesses in applications, operating systems and network services; and SYSTEM SECURITY SCANNER(S3), a host-based security system designed to detect and react to internal vulnerabilities in operating systems.

         [Product Flow Chart Graphic Depicting Deployment of RealSecure]

                  Real-time intrusion detection and response
               High speed Digital FingerPrint attack recognition
                        Automatically respond to threats

      [Product Flow Chart Graphic Depicting Internet Scanner Deployment]

               Comprehensive vulnerability detection and analysis
                   Corrective action for security weaknesses
                         Intuitive graphical reporting



  [Product Flow Chart Graphic Depicting System Security Scanner Deployment]



                     Complete host-based security assesment
                  System integrity and configuration analysis
                      Automated vulnerability corrections

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus, including share and per share information, assumes (i) the mandatory conversion into Common Stock of all outstanding shares of Series A and Series B Redeemable, Convertible Preferred Stock (the "Convertible Preferred Stock") upon the consummation of the Offering,
(ii) no exercise of stock options after December 31, 1997 and (iii) no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, the terms "Internet Security Systems", "ISS" and the "Company" refer to ISS Group, Inc. and its consolidated subsidiaries. See "Description of Capital Stock" and "Underwriting".

                                  THE COMPANY

     Internet Security Systems is the leading provider, based on market share, of network security monitoring, detection and response software that protects the security and integrity of enterprise information systems according to reports by The Aberdeen Group and The Gartner Group. The Company's SAFEsuite family of products enforces "best practice" information protection automatically across distributed computing environments by monitoring and responding to continuously changing network security risks. By dynamically detecting and responding to the security vulnerabilities and real-time threats inherent in open systems, SAFEsuite products protect distributed computing environments, including internal corporate networks, extranets and the Internet, from attacks, misuse and security policy violations. The Company's products rely on an innovative Adaptive Security Management ("ASM") approach to network security, which entails continuous security risk monitoring and response to develop and enforce an active network security policy. ISS pioneered the technology for vulnerability and threat detection through a dedicated security research and development team and believes, based on a report by The Aberdeen Group and the Company's own research, that it has the most comprehensive vulnerability and threat database in existence. The Company has delivered its network security monitoring, detection and response solutions to over 1,500 organizations worldwide, including firms in the Global 2000, U.S. and international government agencies and major universities. Nine of the ten largest commercial banks in the United States as ranked by Fortune have licensed the Company's products.

     The proliferation of client/server architectures, the growth of the Internet as a business tool and the emergence of intranets have dramatically increased the openness of distributed computing environments. Although open computing environments have many business advantages, their accessibility and the relative anonymity of users makes these systems, and the integrity of the information that is stored on them, vulnerable to security threats. According to the 1997 Annual Information Week/Ernst & Young LLP Information Security Survey of information technology ("IT") managers and professionals, 42% of all United States respondents reported malicious acts from external sources, up from 16% in the previous year, and 43% reported malicious acts by employees, compared with 29% in the previous year. The conflict between the benefits of open systems that provide easy access to corporate information and the need to protect mission-critical information and applications from unauthorized use and disruption requires solutions that allow organizations to implement, enforce and evaluate an informed security policy.

     ISS has developed ASM, a dynamic, process-driven approach to enterprise-wide network protection. The ASM process relies on the principles of monitoring, detection and response to the ever-changing vulnerabilities in and threats to the network protocols, operating systems and applications that comprise every network system. The Company's monitoring, detection and response products provide easy-to-use software solutions designed to enable network managers to centrally define and manage an enterprise-wide security policy for their existing network system infrastructure, including all Internet protocol-enabled devices. The Company's SAFEsuite family of products provides the ability to visualize, measure and analyze real-time security vulnerabilities and control threats across the entire enterprise network infrastructure, keeping the organization's IT personnel informed of changing network conditions and automatically making adjustments as necessary. Through custom policies or by using the Company's "best-practice" templates, network managers can minimize security risks without closing off the organization's network to the benefits of open computing environments and the Internet. The Company's products extend across a broad range of platforms and work with the products of leading security and network management vendors to provide a single point of management and control for an enterprise-wide security policy across multiple hosts, operating systems and applications. Through the Company's senior research and development team of security experts known as the "X-Force", ISS maintains a proprietary and comprehensive knowledge base of computer exploits and attack methods, including what the Company believes is the most extensive collection of Windows NT vulnerabilities and threats, based on reports in InfoWorld and the Company's own research.

     The Company's objective is to be the leading provider of ASM systems that proactively protect the integrity and security of enterprise-wide information systems from vulnerabilities, misuse, attacks and other policy violations. ISS focuses on developing innovative and automated software solutions to provide customers with a comprehensive framework for protecting their networks by monitoring for vulnerabilities and real-time threats in order to enforce "best practice" network and system security policies. The Company is seeking to meet its objective by continuing its leadership position in security technology, expanding its domestic sales channels, promoting its professional services capabilities, expanding its international operations and creating ASM category awareness.

     The Company has only a limited operating history upon which an evaluation of its business and prospects can be based. From its inception through December 31, 1997, the Company's aggregate revenues were less than $19.0 million. Furthermore, the Company has experienced net losses in each of its three prior fiscal years and does not expect to achieve profitability in the foreseeable future. To date, the Company has derived a majority of its revenues from software licenses and related maintenance fees and services for its Internet Scanner product; and in 1997, over 80% of the Company's revenues were derived from that product. The market for the Company's products is in its early stage and there can be no assurance that the market will grow, or even if it does grow, that businesses and other organizations will adopt the Company's products. See "Risk Factors" for further discussion of these and other considerations relevant to an investment in the shares of Common Stock offered hereby.

     The Company was incorporated under the laws of Delaware on December 8, 1997 as a holding company for Internet Security Systems, Inc., a Georgia corporation incorporated on April 19, 1994. Prior to incorporation in Georgia, the Company operated as an unincorporated association and distributed its first product as shareware in 1992. The Company's principal executive offices are located at 41 Perimeter Center East, Suite 660, Atlanta, Georgia 30346. Its telephone number at that location is (770) 395-0150.

                                  THE OFFERING

Common Stock offered by the Company.....................  2,685,000 shares
Common Stock offered by the Selling Stockholders........  315,000 shares
Common Stock to be outstanding after the Offering.......  16,368,928 shares(1)
Nasdaq National Market symbol...........................  ISSX
Use of proceeds.........................................  For general corporate purposes, including working capital and
                                                          possible acquisitions. See "Use of
                                                          Proceeds".

---------------

(1) Excludes 1,863,850 shares of Common Stock issuable upon exercise of options outstanding at December 31, 1997. See "Management -- Board of Directors" and "-- Restated 1995 Stock Incentive Plan", "Certain Transactions" and Note 6 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain consolidated financial data for the Company. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                    APRIL 19, 1994
                                                      (INCEPTION)       YEAR ENDED DECEMBER 31,
                                                        THROUGH        -------------------------
                                                   DECEMBER 31, 1994   1995     1996      1997
                                                   -----------------   -----   -------   -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.........................................        $  38         $ 257   $ 4,462   $13,467
Operating income (loss)..........................           20          (140)   (1,205)   (4,147)
Net income (loss)................................           20          (140)   (1,131)   (3,919)
Basic and diluted net income (loss) per
  share(1).......................................           --          (.03)     (.14)     (.50)
Weighted average shares used in basic and diluted
  net income (loss) per share calculation(1).....        4,586         5,001     7,916     7,907
Unaudited pro forma net loss per share(1)........                                        $  (.29)
Unaudited weighted average shares used in
  unaudited pro forma net loss per share
  calculation(1).................................                                         13,644

                                                                   DECEMBER 31, 1997
                                                        ---------------------------------------
                                                                                   PRO FORMA AS
                                                        HISTORICAL   PRO FORMA(2)  ADJUSTED(3)
                                                        ----------   ------------  ------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............................   $ 3,929          $ 3,929       $58,014
Working capital.......................................     2,272            2,272        56,357
Total assets..........................................     9,866            9,866        63,951
Long-term debt, net of current portion................        70               70            70
Convertible Preferred Stock...........................     8,878               --            --
Stockholders' equity (deficit)........................    (5,058)           3,820        57,905

---------------

(1) See Note 1 of Notes to Consolidated Financial Statements for the determination of shares used in computing basic and diluted net income
    (loss) per share and unaudited pro forma net loss per share. Pro forma net loss per share is not included for periods prior to 1997 because such comparisons are not meaningful due to the conversion of all outstanding shares of Convertible Preferred Stock into Common Stock upon consummation of the Offering.

(2) Reflects the conversion of all Convertible Preferred Stock into an aggregate of 5,736,957 shares of Common Stock upon consummation of the Offering. See
    Note 4 of Notes to Consolidated Financial Statements.

(3) Pro forma as adjusted gives effect to the sale by the Company of 2,685,000 shares of Common Stock offered hereby after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds".

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective purchasers of the Common Stock offered hereby should carefully consider the following factors in evaluating the Company and its business.

LIMITED OPERATING HISTORY; HISTORY OF LOSSES

     The Company was incorporated in April 1994 and has never achieved profitability, nor does the Company expect to achieve profitability in the foreseeable future. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based and is subject to all of the risks inherent in the establishment of a new business enterprise. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early state of development, particularly companies in new and rapidly evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, continue to upgrade and expand its product offerings and continue to attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, that the Company's revenue growth will continue in the future or that the Company will achieve profitability in the future or, if achieved, that the Company could maintain such profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

SIGNIFICANT POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS

     The Company's future revenues and operating results are uncertain and are expected to fluctuate from quarter to quarter and from year to year due to a combination of factors, including the level of demand for the Company's products, the volume and timing of orders, the level of product and price competition, the Company's ability to expand its domestic and international sales and marketing organizations, the Company's ability to develop new and enhanced products and control costs, the Company's ability to attract and retain key technical, sales and managerial personnel, the mix of distribution channels through which the Company's products are sold, the growth in the acceptance of, and activity on, the Internet and World Wide Web ("Web"), particularly by corporate, institutional and government users, the growth of private Internet protocol ("IP") networks (or "intranets"), the extent to which unauthorized access and use of online information is perceived as a threat to network security, customer budgets, seasonal trends in customer purchasing, foreign currency exchange rates and general economic factors. As the Company increasingly focuses on sales of the Company's product suite rather than individual products, the Company expects that the sales cycle associated with the purchase of the Company's products will lengthen. In addition, the amount of revenues associated with particular licenses can vary significantly based upon the number of products that are licensed and the number of devices involved in the installation. The Company has experienced, and may continue to experience from time to time, large individual license sales which can cause significant variations in quarterly license revenues. Moreover, small delays in customer orders can cause significant variability in the Company's license revenues and results of operations for any particular period. As a result, the timing of significant orders is unpredictable and, like many software companies, the Company typically realizes a significant portion of its software license revenues in the last month of a quarter. The Company establishes its expenditure levels for product development, sales and marketing and other operating expenses based, in large part, on its expected future revenues. As a result, if revenues fall below expectations, operating results and net income are likely to be adversely and disproportionately affected because only a small portion of the Company's expenses vary with its revenues.

     Based upon all of the foregoing, the Company believes that the Company's quarterly and annual revenues, expenses and operating results are likely to vary significantly in the future and that period-to-period comparisons of its results of operations are not necessarily meaningful and, in any event, such comparisons should not be relied upon as indications of future performance. Moreover, although the Company's revenues have increased in recent periods, there can be no assurance that the Company's revenues will grow in future periods, that they will grow at past rates or that the Company will achieve profitability on a quarterly or annual basis. Due to the foregoing or other factors, it is likely that the Company's operating results may be below market analysts' expectations in some future quarters, which could materially and adversely affect the market price of the Common Stock. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Selected Quarterly Financial Results".

COMPETITION

     The market for security monitoring, detection and response products and services is intensely competitive and the Company expects competition to increase further in the future. There can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other competitive resources.

     The Company's principal competitors generally fall within one of three categories: internal IT departments or consulting firms that assist such departments, relatively smaller software companies that offer applications with limited scope and larger software companies that are either in the process of entering the Company's market or have the potential to develop products to compete with the Company's products. Due to a lack of awareness of the Company's products and services or a lack of appreciation of the complexity involved in the development of automated systems to establish and, more importantly, maintain comprehensive and effective levels of security within a distributed computing environment, potential customers often rely on their IT departments to internally formulate security systems or to retain consultants to undertake such a project. Second, there are a number of companies that currently market or have under development software applications to provide network and Internet security. The Company expects additional competition from these established competitors and from other emerging companies. Mergers or consolidations among these competitors or acquisitions of these competitors by larger companies would make them more formidable competitors to the Company. Recently both Cisco Systems and Network Associates have announced acquisitions of companies with products that compete with some of the Company's current product offerings. Many of these larger companies have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. If these companies were to introduce products that effectively competed with the Company's products, they could be in a position to substantially lower the price of their security monitoring, detection and response products or to bundle such products with their other products, which would make it more difficult for the Company to compete with them. There can be no assurance that the Company's current and potential competitors will not develop security monitoring, detection and response products that may be more effective than the Company's current or future products or that the Company's technologies and products will not be rendered obsolete by such developments. Finally, there are a number of companies, including Axent Technologies, that currently market and sell various software products, such as encryption, firewalls, operating system security and virus detection software, that have been broadly adopted by the Company's customers and potential customers to provide various levels of security within their computing environments. Some of these companies have released products which provide similar functionality as certain of the Company's products. In addition, vendors of operating system software or networking hardware may in the future enhance their products to include functionality that is currently provided by the Company's products. The widespread inclusion of the functionality of the Company's software as standard features of operating system software or networking hardware could render the Company's products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of the Company's products. Even if the security monitoring, detection and response functionality provided as standard features by operating system software or networking hardware is more limited than that of the Company's software, there can be no assurance that a significant number of customers would not elect to accept more limited functionality in lieu of purchasing additional software.

     For the foregoing reasons, there can be no assurance that the Company will be able to compete successfully against its current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect the Company's business, operating results and financial condition. See "Business -- Competition".

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

     The market for the Company's products is characterized by rapid technological advances, including by those seeking to establish more secure systems and those seeking to compromise such systems, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. As a result, the Company must continually change and improve its products in response to changes in operating systems, application and networking software, computer and communications hardware, programming tools and computer language technology. In particular, the market for Internet and intranet software applications has only recently begun to develop and is rapidly evolving. Therefore, the Company's future success will depend upon its ability to continue to enhance its current product line and to develop and introduce new products that adequately address and respond to innovations in computer hacking methodologies, keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by computer hackers and other unauthorized users of online information, or that its new products will achieve market acceptance. If the Company does not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner, the Company's business, operating results and financial condition would be materially and adversely affected. See "Business -- Product Development".

     As a result of the complexities inherent in the security of distributed computing environments and the broad functionality and performance demanded by customers for such products, major new product enhancements and new products can require long development and testing periods to achieve market acceptance. The Company has on occasion experienced delays in the scheduled introduction of new and enhanced products. In addition, software programs as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. The deployment and use of the Company's products by one or more customers, if not properly completed, has resulted in the past and may result in the future in temporary disruptions to the operation of the customer's networking system, which may adversely affect the Company's relationship with such customers. There can be no assurance that errors will not be found in future releases of the Company's software, or that any such errors will not impair the market acceptance of these products and materially and adversely affect the Company's business, operating results and financial condition.

     The processes and methodologies used by computer hackers to access or sabotage networks and intranets are ever changing and generally not recognized until launched against one or more targets. Therefore, the Company, in most cases, is unable to anticipate these processes and methodologies. To the extent that customers' computing environments are compromised, such customers may perceive the Company's products as ineffective in protecting their systems, which may result in a reduction in orders from such customers and the loss of customer goodwill, which could adversely affect the Company's business, operating results and financial condition.

MANAGEMENT OF GROWTH

     The Company's business has grown rapidly in the last three years, with total revenues increasing from $257,000 in 1995 to over $13 million in 1997 and the total number of employees increasing from seven in 1995 to 141 in 1997. This expansion has resulted in substantial growth in the scope of the Company's infrastructure, including operating and financial applications and the geographic area of its operations and customers. Recent rapid growth has placed and, if such growth continues, is expected to continue to place, a significant strain on the Company's management and operations. In particular, the Company is in the process of upgrading its internal financial and reporting systems to enhance management's ability to obtain and more timely analyze information derived from its domestic and international operations. There can be no assurance, however, that the Company's existing or future controls, systems or procedures will be adequate to support the Company's operations. The Company's ability to manage its future growth, if any, will require the Company to continually improve its financial and management controls, reporting systems and procedures on a timely basis, implement new systems as necessary and expand, train and manage its employee workforce. There can be no assurance that the Company will be able to manage any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview".

RISKS ASSOCIATED WITH THE EMERGING MARKET FOR SECURITY MONITORING, DETECTION AND RESPONSE PRODUCTS

     The market for the Company's products is rapidly evolving. There can be no assurance that Internet protocols will continue to be used to facilitate communications or that the market for security monitoring, detection and response systems in general will continue to expand. Continued growth of this market will depend, in large part, upon the continued expansion of Internet usage and in the number of organizations adopting or expanding intranets, the ability of their respective infrastructures to support an increasing number of users and services, the public recognition of the potential threat posed by computer hackers and other unauthorized users and the continued development of new and improved services for implementation across the Internet and between the Internet and intranets. If the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the market for products to monitor Internet and intranet security fails to grow or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially and adversely affected. See "Business -- Industry Background".

     Although the demand for Internet security systems and firewalls has grown in recent years, the market for security monitoring, detection and response software is still nascent and there can be no assurance that this market will grow or that, even if the market does grow, businesses will adopt the Company's products. Historically, network and Internet security monitoring, detection and response has been addressed by applications and solutions that have largely been developed by the internal IT departments of organizations having large computing systems with a particular need for such products, including the U.S. Government, banking and financial institutions, technology firms and universities. In addition, many organizations do not separately budget for information security products. The Company has spent, and intends to continue to spend, considerable resources educating potential customers about the vulnerabilities associated with their Internet, intranet and networking systems and about the features and functions of the Company's SAFEsuite products. However, there can be no assurance that such expenditures will enable SAFEsuite products to achieve any additional degree of market acceptance, and if the market for SAFEsuite products fails to grow or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing" and " -- Competition".

PRODUCT CONCENTRATION

     The Company currently derives a majority of its revenues from software licenses and related maintenance fees and services for its Internet Scanner product. In 1997, the Company derived over 80% of its revenues from Internet Scanner and the Company expects that Internet Scanner-related revenues, including maintenance contracts, will continue to account for a majority of the Company's revenues for the foreseeable future. As a result, the Company's future operating results are dependent upon continued market acceptance of Internet Scanner and enhancements thereto. There can be no assurance that Internet Scanner will achieve continued market acceptance or that the Company will be successful in marketing its SAFEsuite products or product enhancements. A decline in demand for, or market acceptance of, Internet Scanner as a result of competition, technological change or other factors would have a material adverse effect on the Company's business, operating results and financial condition.

INTERNATIONAL OPERATIONS

     The Company derived approximately 4% and 21% of its total revenues from sales to customers outside North America in 1996 and 1997, respectively. The Company opened sales offices in Belgium in February 1996, Japan in February 1997, England in April 1997, France in April 1997 and Canada in December 1997, and believes that its future growth will require continued expansion of its operations in international markets. In order to expand internationally, the Company must establish additional foreign operations and hire additional personnel. To the extent that the Company is unable to do so in a timely and effective manner, the Company's growth, if any, in international sales will be limited, and the Company's business, operating results and financial condition could be materially and adversely affected. To date, the Company's revenues from international operations have primarily been denominated in United States dollars, although some sales have been denominated in foreign currencies. An increase in the value of the United States dollar relative to foreign currencies would make the Company's products more expensive and, therefore, potentially less competitive in those markets. In addition, even if international operations are successfully expanded, there can be no assurance that the Company will be able to maintain or increase international market demand for its products.

     The Company's international operations are subject to risks inherent in international business activities, including, in particular, management of an organization spread over various countries, longer accounts receivable payment cycles in certain countries, compliance with a variety of foreign laws and regulations, unexpected changes in regulatory requirements, overlap of different tax structures, foreign currency exchange rate fluctuations, import and export licensing requirements, trade restrictions, changes in tariff and freight rates and regional economic conditions. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing".

INCREASING RELIANCE ON INDIRECT DISTRIBUTION CHANNELS

     Although direct sales to date have accounted for a majority of the Company's revenues, ISS expects that it will increasingly distribute its products to end users through various indirect distribution channels, including channel partners, value added resellers ("VARs"), original equipment manufacturers ("OEMs"), Internet service providers ("ISPs") and systems integrators. The Company's relationships with many of its channel partners have been established within the last 18 months, and the Company is unable to predict the extent to which these channel partners will be successful in marketing and selling licenses for the Company's products. The Company is dependent on the marketing and sales efforts of these channel partners, many of whom also market and sell competitive products or are able, under the terms of their agreements, to market and sell competitive products. While no one channel partner accounted for more than 10% of the Company's consolidated revenues in 1997, the loss of several of the Company's major channel partners without replacement, either to competitive products offered by other companies or products developed internally by these channel partners, could have a material adverse effect on the Company's business, operating results and financial condition. In addition, there can be no assurance that the Company will be able to effectively manage potential conflicts among channel partners, that economic conditions or industry demand will not adversely affect these or other indirect channel partners or that these channel partners will not devote greater resources to marketing and supporting the products of other companies. The Company's future performance will also depend, in part, on its ability to attract additional channel partners that will be able to market and support the Company's products effectively, especially in markets in which the Company has not previously distributed its products. In addition, the Company depends in large part upon its channel partners for product installation and support for such channel partners' customers. There can be no assurance that revenue from channel partners that accounted for significant revenues in past periods will continue, or if continued will reach or exceed historical levels. In addition, there can be no assurance that the Company's channel partners will continue to provide adequate installation and support to end users or will provide installation and support for new products. If the Company's channel partners fail to provide adequate installation and support, end users of the Company's products could cease using, or improperly implement and operate, such products, which could result in a substantial increase in customer support costs to the Company and thereby materially and adversely affect the Company's business, operating results and financial condition. See "Business -- Sales and Marketing".

DEPENDENCE UPON KEY PERSONNEL

     The Company's future operating results depend in significant part upon the continued service of a relatively small number of key technical and senior management personnel, especially Thomas E. Noonan, the Company's Chairman of the Board, President and Chief Executive Officer, and Christopher Klaus, the Company's founder and Chief Technology Officer, neither of whom is bound by an employment agreement. The Company currently has key-man life insurance coverage for each of Messrs. Noonan and Klaus, which the Company intends not to renew following completion of the Offering. The Company's future success also depends on its continuing ability to attract and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and the Company has at times in the past experienced difficulty in recruiting qualified personnel, especially engineers experienced in network security issues. There can be no assurance that the Company will retain its key managerial and technical employees or that it will be successful in attracting, assimilating or retaining other highly qualified technical and managerial personnel in the future. The loss of any member of the Company's key technical and senior management personnel or the inability to attract and retain additional qualified personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Management".

INTELLECTUAL PROPERTY RIGHTS; USE OF LICENSED TECHNOLOGY; TRADEMARK ISSUES

     The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. The Company seeks to protect its software, documentation and other written materials under the trade secret and copyright laws, which afford only limited protection. The Company has also submitted one United States patent application. There can be no assurance that a patent will issue from this application or, if issued, that such patent would provide meaningful competitive advantages to the Company. The Company generally licenses SAFEsuite products to end users in object code (machine-readable) format. Certain customers have required the Company to maintain a source-code escrow account with a third-party software escrow agent, and a failure by the Company to perform its obligations under any of the related license and maintenance agreements, or the insolvency of the Company, could conceivably cause the release of the Company's source code to such customers. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's competitors will not independently develop similar technology.

     Although the Company is not aware that any of its products infringes the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

     The name "Internet Security Systems" is currently not subject to trademark registration in the United States, and may not be a name for which trademark protection is available due to its general use in a variety of security-related applications. Although the Company has in the past asserted and intends to continue to assert its rights with respect to the name "Internet Security Systems" and has in the past taken and will take action against any use of such name in a manner that may create confusion for its products in relevant markets, there can be no assurance that the Company will be successful in such efforts, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Proprietary Rights and Trademark Issues".

PRODUCT LIABILITY; RISK OF PRODUCT DEFECTS

     The Company's products are used to monitor and enhance network security, which is typically a critical function for organizations. As a result, the licensing and support of products by the Company may entail the risk of product liability and related claims. Although the Company's license agreements typically contain provisions that are designed to limit the Company's exposure to potential product liability or related claims, including provisions that limit the Company's liability for special, consequential or incidental damages, there can be no assurance that such provisions will be enforceable under the laws of applicable domestic or foreign jurisdictions. In addition, the Company currently has products liability insurance coverage in the amount of $2.0 million that, subject to customary exclusions, covers claims resulting from failure of the Company's products or services to perform the function or to serve the purpose intended. To the extent that any claims are not covered by such insurance, the Company's business, operating results and financial condition may be materially and adversely affected by a successful product liability claim, particularly since the Company's products are used in critical processes within its customers' computing systems.

     In addition, software products as complex as those offered by the Company may contain undetected errors or result in failures when first introduced or when new versions are released. In particular, the personal computer hardware environment is characterized by a wide variety of non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Despite testing by the Company and by current and potential customers, there can be no assurance that errors will not be found in new products or enhancements after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against the Company, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Products" and "-- Product Development".

RISK OF TARGETED ATTACKS AGAINST THE COMPANY

     Due to the Company's notoriety in monitoring, detecting and thwarting the activities of computer hackers, the Company in the past has been, and expects in the future that it will continue to be, a target of attacks by computer hackers who seek to infiltrate the Company's internal network system to obtain sensitive data and information or create bugs or viruses in an attempt to sabotage the functionality of the Company's products. There can be no assurance that the Company will be able to respond to such attacks in a timely or effective manner and any failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition.

GOVERNMENT REGULATION OF TECHNOLOGY EXPORTS

     A number of governments have imposed controls, export license requirements and restrictions on the export of certain technology, specifically with respect to encryption technology. Although the Company has incorporated encryption technology into its products, the Company has been able to receive prior approvals or authorizations to sell its products in foreign markets. There can be no assurance, however, that current export controls will not be extended to cover the Company's products which may have a material adverse effect on the Company's business, operating results and financial condition.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. Although all of the products currently offered by the Company are designed to be Year 2000 compliant, there can be no assurance that the Company's products contain all necessary date code changes, or that, in the year 2000, the Company's products will be compatible with third-party software that may be integrated or used in conjunction with the Company's products.

NO PRIOR MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF SHARE PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop upon completion of the Offering or, if it does develop, that such market will be sustained. The initial public offering price of the Common Stock was determined by negotiation between the Company and the representatives of the Underwriters, and may not be representative of the price that will prevail in the open market. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     The market price of the Common Stock after the Offering may be significantly affected by factors such as the announcement of new products or product enhancements by the Company or its competitors, technological innovation by the Company or its competitors, quarterly variations in the Company's results of operations, and general market conditions or market conditions specific to particular industries. In particular, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations which have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of the Common Stock. Furthermore, in the past, following periods of volatility in the market price of a company's securities, securities class action claims have been brought against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, and any adverse determination in such litigation could also subject the Company to significant liabilities, any or all of which could have a material adverse effect on the Company's business, operating results and financial condition.

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation (the "Charter") and the Company's Bylaws (the "Bylaws") contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable. The Charter provides the Company's Board of Directors with the authority to issue up to

50,000,000 shares of Common Stock, and up to 20,000,000 shares of Preferred Stock in one or more series and to determine the price, rights (including voting rights), preferences, privileges and restrictions of each such series of Preferred Stock, without any vote or action by the Company's stockholders. The rights and preferences of any series of such Preferred Stock could include a preference over the Common Stock on the distribution of the Company's assets upon a liquidation or sale of the Company, preferential dividends, redemption rights, the right to elect one or more directors and other voting rights. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Stock that may be issued in the future. The Company has no current plans to issue Preferred Stock. The existence of large amounts of authorized but unissued Common Stock could be used to prevent or delay a change in control of the Company. In addition, the Charter and Bylaws include provisions establishing a Board of Directors with staggered, three-year terms, requiring supermajority voting to effect certain amendments to the Charter and Bylaws, limiting the persons who may call special meetings of stockholders, prohibiting stockholder action by written consent and establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings. Certain provisions of Delaware law and the Company's Restated 1995 Stock Incentive Plan (the "1995 Plan") may also have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. See "Management -- Restated 1995 Stock Incentive Plan" and "Description of Capital Stock -- Certain Anti-Takeover, Limited Liability and Indemnification Provisions".

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the Common Stock or the ability of the Company to raise capital through a public offering of its equity securities. Upon completion of the Offering, the Company will have outstanding 16,368,928 shares of Common Stock (not including shares issuable upon exercise of outstanding stock options). Under agreements entered into between the representatives of the Underwriters and each of the Company's officers, directors, principal stockholders and their respective affiliates (the "Lock-Up Agreements") who beneficially hold, in the aggregate, 13,683,928 shares of Common Stock (which includes 24,500 shares acquired in 1998 upon the exercise of stock options) prior to the Offering, no shares held by such holders will be eligible for sale in the public market for a period of 180 days following the date of this Prospectus. The Company intends to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the sale of Common Stock reserved for issuance under the 1995 Plan. As of December 31, 1997, there were options outstanding under the 1995 Plan to purchase an aggregate of 1,808,350 shares and options issued outside of the 1995 Plan to purchase 80,000 shares; all shares acquired upon exercise of options within 180 days of the Offering are or will be subject to Lock-Up Agreements as required under the 1995 Plan. Following the expiration of the 180-day term of the Lock-Up Agreements, 16,084,741 shares, including the 3,000,000 shares offered hereby and approximately 466,513 shares subject to options that will be exercisable on or before the end of such term, will be eligible for sale in the public market subject, in some cases, to the requirements of Rule 144 or Rule 701 under the Securities Act. Goldman, Sachs & Co. in its sole discretion and at any time without notice, may release all or any portion of the securities subject to the Lock-Up Agreements. Any such decision to release securities would likely be based upon individual stockholder circumstances, prevailing market conditions and other relevant factors. Any such release could have a material adverse effect upon the price of the Common Stock. See "Underwriting".

     After the Offering, holders of 6,493,457 shares of Common Stock are currently entitled to certain demand and piggy-back registration rights with respect to such shares and holders of an additional 7,145,471 shares of Common Stock are currently entitled to piggy-back registration rights. If the Company were required to register the shares held by such holders pursuant to the exercise of their demand or piggy-back registration rights, such sales could have an adverse effect upon the Company's ability to raise needed capital. See "Shares Eligible for Future Sale".

CONCENTRATION OF SHARE OWNERSHIP

     Upon completion of the Offering, the directors, executive officers and principal stockholders of the Company and their respective affiliates will beneficially own approximately 72.4% of the outstanding Common Stock (approximately 72.0% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders".

DISCRETION AS TO USE OF PROCEEDS

     The Company has not yet identified specific uses of a significant portion of the net proceeds from the Offering. Therefore, the Company's management will retain broad discretion to allocate the net proceeds from the Offering to uses that the stockholders may not deem desirable, and there can be no assurance that the proceeds can or will yield a significant return. See "Use of Proceeds".

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is substantially higher than the book value per share of the outstanding Common Stock. As a result, investors purchasing Common Stock in the Offering will incur immediate and substantial dilution of the net tangible book value per share of the Common Stock of $18.46 from the initial public offering price. In addition, the Company has issued options to acquire Common Stock at prices significantly below the initial public offering price. To the extent such outstanding options are exercised, there will be further dilution to investors in the Offering. See "Dilution".

                                USE OF PROCEEDS

     Based on the initial public offering price of $22.00 per share, the net proceeds from the sale of shares of Common Stock to be sold by the Company will be approximately $54,085,000 (approximately $61,962,000 if the Underwriters exercise their over-allotment option in full) after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The principal purposes of the Offering are to increase the Company's equity capital, to create a public market for the Common Stock, to facilitate future access by the Company to public equity markets, to provide liquidity to certain of the Company's existing stockholders and to provide increased visibility and credibility to the Company in a marketplace where many of its competitors are publicly-held companies.

     The Company currently intends to use the net proceeds of the Offering for working capital and general corporate purposes, including financing accounts receivable and capital expenditures made in the ordinary course of its business, as well as for possible acquisitions of businesses, products and technologies that are complementary to those of the Company. Although the Company has not identified any specific businesses, products or technologies that it may acquire, nor are there any current agreements or negotiations with respect to any such transactions, the Company from time to time evaluates such opportunities. Pending such uses, the net proceeds will be invested in government securities and other short-term, investment-grade, interest-bearing instruments. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock other than a $10,000 dividend paid in each of 1994 and 1995, and does not intend to pay any cash dividends on its Common Stock in the foreseeable future. The Company's bank credit facility currently permits the payment of cash dividends only to the extent that the Company maintains certain financial ratios and a specified minimum net worth. For a description of the Company's credit facility, see Note 3 of Notes to Consolidated Financial Statements.

                                    DILUTION

     At December 31, 1997, the pro forma net tangible book value of the Company was approximately $3,820,000, or $0.28 per share of Common Stock. Pro forma net tangible book value per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the number of shares of Common Stock outstanding after giving effect to the mandatory conversion of all shares of Convertible Preferred Stock upon the consummation of the Offering. After giving effect to the issuance by the Company of the 2,685,000 shares offered hereby at the initial public offering price of $22.00 per share and the receipt of the estimated net proceeds therefrom, the pro forma as adjusted net tangible book value of the Company as of December 31, 1997 would have been approximately $57,905,000, or $3.54 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $3.26 per share to existing stockholders and an immediate dilution of $18.46 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates the per share dilution:

Initial public offering price per share.....................          $22.00
  Pro forma net tangible book value per share as of December
     31, 1997...............................................  $0.28
  Increase per share attributable to new investors..........   3.26
                                                              -----
Pro forma as adjusted net tangible book value per share
  after the Offering........................................            3.54
                                                                      ------
Dilution per share to new investors in the Offering.........          $18.46
                                                                      ======

     The following table sets forth, on a pro forma basis as of December 31, 1997, with respect to existing stockholders and new investors in the Offering, a comparison of the number of shares of Common Stock acquired from the Company, the percentage of ownership of such shares, the total cash consideration paid, the percentage of total cash consideration paid and the average price per share.

                                       SHARES PURCHASED       TOTAL CONSIDERATION
                                     ---------------------   ---------------------   AVERAGE PRICE
                                       NUMBER      PERCENT     AMOUNT      PERCENT     PER SHARE
                                     -----------   -------   -----------   -------   -------------
Existing stockholders(1)...........   13,658,428     83.6%   $ 9,080,000     13.3%      $ 0.66
New investors(1)...................    2,685,000     16.4     59,070,000     86.7        22.00
                                     -----------    -----    -----------    -----
          Total....................   16,343,428    100.0%   $68,150,000    100.0%
                                     ===========    =====    ===========    =====

---------------

(1) The net effect of sales by the Selling Stockholders in the Offering will be to reduce the number of shares held by existing stockholders to 13,368,928 shares, or 81.7% of the total number of shares of Common Stock outstanding after the Offering, and to increase the number of shares held by new investors to 3,000,000 shares, or 18.3% of the total number of shares of Common Stock outstanding after the Offering.

     The preceding table assumes no exercise of any stock options outstanding as of December 31, 1997, except for 20,000 shares that were acquired by a Selling Stockholder in January 1998 upon the exercise of a stock option with an exercise price of $0.15 per share, which shares will be sold in the Offering. As of December 31, 1997, there were stock options outstanding to purchase a total of 1,888,350 shares of Common Stock with a weighted average exercise price of $2.71 per share, all of which are exercisable, and 1,184,650 additional shares reserved for issuance under the 1995 Plan.

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 1997, the cash position and capitalization of the Company (i) on a historical basis; (ii) on a pro forma basis, giving effect to the conversion of each share of Convertible Preferred Stock into one share of Common Stock, which will occur upon the consummation of the Offering; and (iii) on a pro forma basis, as adjusted to give effect to the sale of the Common Stock offered hereby and the receipt of the estimated net proceeds therefrom as described under "Use of Proceeds".

                                                                       DECEMBER 31, 1997
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                              HISTORICAL   PRO FORMA   AS ADJUSTED
                                                              ----------   ---------   -----------
                                                                         (IN THOUSANDS)
Cash and cash equivalents...................................   $ 3,929      $ 3,929      $58,014
                                                               =======      =======      =======
Long-term debt, less current portion(1).....................   $    70      $    70      $    70
  Redeemable, Convertible Preferred Stock, $0.001 par value,
     5,736,957 shares authorized............................
     Series A Redeemable, Convertible Preferred Stock,
       3,650,000 shares authorized, 3,650,000 shares issued
       and outstanding (historical) and none issued or
       outstanding (pro forma and pro forma as adjusted)....     3,621           --           --
     Series B Redeemable, Convertible Preferred Stock,
       2,086,957 shares authorized, 2,086,957 shares issued
       and outstanding (historical), and none issued or
       outstanding (pro forma and pro forma as adjusted)....     5,257           --           --
Stockholders' equity (deficit):
  Preferred Stock, $0.001 per value, 20,000,000 shares
     authorized, none issued or outstanding(2)..............        --           --           --
  Common Stock, $0.001 par value, 50,000,000 shares
     authorized, 7,921,471 shares (historical), 13,658,428
     shares (pro forma) 16,343,428 shares (pro forma as
     adjusted) issued and outstanding, respectively(3)......         8           14           16
  Additional paid-in capital................................       695        9,567       63,650
  Deferred compensation.....................................      (571)        (571)        (571)
  Accumulated deficit.......................................    (5,190)      (5,190)      (5,190)
                                                               -------      -------      -------
     Total stockholders' equity (deficit)...................    (5,058)       3,820       57,905
                                                               -------      -------      -------
Total capitalization........................................   $(4,988)     $ 3,890      $57,975
                                                               =======      =======      =======

---------------

(1) See Note 3 of Notes to Consolidated Financial Statements.

(2) The 20,000,000 shares of authorized Preferred Stock includes 3,650,000 shares designated as Series A Convertible Preferred Stock and 2,086,957 shares designated as Series B Convertible Preferred Stock.

(3) Pro forma and pro forma as adjusted Common Stock excludes 1,888,350 shares issuable upon the exercise of outstanding options as of December 31, 1997, and an additional 1,184,650 shares reserved for future issuance as of December 31, 1997 pursuant to the 1995 Plan. See "Management -- Restated 1995 Stock Incentive Plan," "Certain Transactions" and Note 6 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of the Company is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto and the other financial information appearing elsewhere in this Prospectus. The financial data set forth below for each of the three years in the period ending December 31, 1997, and as of December 31, 1996 and 1997, has been derived from the audited Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus. The financial data for the period from inception (April 19, 1994) through December 31, 1994, and as of December 31, 1994 and 1995, has been derived from audited financial statements of the Company not included in this Prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                  APRIL 19, 1994
                                                    (INCEPTION)        YEAR ENDED DECEMBER 31,
                                                      THROUGH        ---------------------------
                                                 DECEMBER 31, 1994    1995      1996      1997
                                                 -----------------   -------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Licenses.....................................       $   38         $   246   $ 4,233   $10,936
  Support services.............................           --              11       229     2,531
                                                      ------         -------   -------   -------
                                                          38             257     4,462    13,467
Costs and expenses:
  Cost of revenues.............................           --               4        18       676
  Research and development.....................            5              97     1,225     3,434
  Sales and marketing..........................           11             252     3,768    11,731
  General and administrative...................            2              44       656     1,773
                                                      ------         -------   -------   -------
                                                          18             397     5,667    17,614
                                                      ------         -------   -------   -------
Operating income (loss)........................           20            (140)   (1,205)   (4,147)
Interest income, net...........................           --              --        74       228
                                                      ------         -------   -------   -------
Net income (loss)..............................       $   20         $  (140)  $(1,131)  $(3,919)
                                                      ======         =======   =======   =======
Basic and diluted net income (loss) per
  share(1).....................................       $   --         $  (.03)  $  (.14)  $  (.50)
Weighted average shares used in basic and
  diluted net income (loss) per share
  calculation (2)..............................        4,586           5,001     7,916     7,907
Unaudited pro forma net loss per share(1)......                                          $  (.29)
                                                                                         =======
Unaudited weighted average shares used in
  unaudited pro forma net loss per share
  calculation(2)...............................                                           13,644
                                                                                         =======

                                                                     DECEMBER 31,
                                                         -------------------------------------
                                                          1994      1995      1996      1997
                                                         -------   -------   -------   -------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $     9   $     6   $ 2,007   $ 3,929
Working capital (working capital deficit)..............       10       (26)    2,298     2,272
Total assets...........................................       10       176     4,380     9,866
Long-term debt, net of current portion.................       --        --       140        70
Convertible Preferred Stock............................       --        --     3,614     8,878
Stockholders' equity (deficit).........................       10        (7)   (1,160)   (5,058)

---------------

(1) Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements.
(2) See Note 1 of Notes to Consolidated Financial Statements for the determination of shares used in computing basic and diluted net income
    (loss) per share and unaudited pro forma net loss per share. Pro forma net loss per share is not included for periods prior to 1997 because such comparisons are not meaningful due to the conversion of all outstanding shares of Convertible Preferred Stock to Common Stock upon consummation of the Offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Internet Security Systems is the leading provider, based on its market share, of network security monitoring, detection and response software that protects the security and integrity of enterprise information systems according to reports by The Aberdeen Group and The Gartner Group. The Company's products rely on an innovative Adaptive Security Management ("ASM") approach to network security which entails continuous security risk monitoring and response to develop an active and informed network security policy. From inception through December 31, 1995, the Company was considered to be in the development stage with activities primarily related to raising capital, recruiting personnel, conducting research and development activities, purchasing operating assets, building the Internet Security Systems identity and establishing the market for ASM products. During 1996 and 1997, the Company continued to invest in research and development, expand its marketing activities, build domestic and international sales channels and develop its general and administrative infrastructure.

     Historically, the Company has generated substantially all its revenues from the license and related maintenance of its SAFEsuite products. In particular, most of the Company's revenues to date have been generated from the Company's Internet Scanner product, which was first introduced in 1992 and is currently offered in version 5.0. RealSecure, introduced in the fourth quarter of 1996, and System Security Scanner ("S3"), introduced in the first quarter of 1997, have generated lesser amounts of revenue for the Company. The Company has also derived a small portion of its revenue from responses to customer requests for training and implementation services, on a time and materials basis, to assist in the successful deployment of its products within customer networks, development of customers' security policies and assessing the effectiveness of security policy decisions. The Company believes that each of its current products and products in development, together with professional services, will represent important revenue sources in the future.

     The Company recognizes its license revenue upon (i) delivery of software or, if the customer has evaluation software, delivery of the software key, and
(ii) issuance of the related license, assuming that no significant vendor obligations or customer acceptance rights exist. In October 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, which the Company adopted, effective January 1, 1997. Such adoption had no effect on the Company's methods of recognizing revenue from its license and maintenance activities. Prior to 1997, the Company's revenue policy was in accordance with the preceding authoritative guidance provided by SOP No. 91-1, Software Revenue Recognition. Revenues from perpetual licenses are recorded as license revenues in the statements of operations. Support service revenues include maintenance, term license revenues and professional services. Maintenance is a separate component of each contract and is recognized ratably over the contract term. Term licenses, which allow customer use of the product and maintenance for a specified period, generally twelve months, are also recognized ratably over the contact term. Professional services revenues are recognized as such services are performed. Research and development expenditures have been charged to operations as incurred. The Company has not capitalized any such development costs under Statement of Financial Accounting Standards ("SFAS") No. 86.

     Pricing is based on the number of devices or engines being managed by the customer, scaled to provide discounts when the managed system is larger or several SAFEsuite products are licensed concurrently. Annual maintenance, which is virtually always purchased in conjunction with the licensing of a product, is a separate component that is offered for a fee generally equal to 20% of the perpetual license fee and recognized ratably over the contract term. Maintenance packages typically include telephone support, product updates, access to the Company's security advisory notices and error corrections. ISS recommends that its customers renew their maintenance contracts and, to date, most customers have done so. Because of the dynamic nature of vulnerabilities and threats to distributed computing environments, the Company's ongoing program of security updates and increased awareness created by the Company's products, the Company believes that a substantial majority of its customers will continue to renew their maintenance contracts.

     Licenses originate principally from the Company's direct sales force and telephone sales operations. Indirect sales channels, including resellers, security consultants, ISPs and OEMs that incorporate the Company's products into their own product offerings, are also important sources of revenues. Indirect channels provide less revenue per license to ISS since the channel partners usually receive discounts ranging from 35% to 50% of list price.

     The Company's business has grown rapidly in the last three years, with total revenues increasing from $257,000 in 1995 to $13.5 million in 1997. However, ISS has experienced net losses in each of these years and, as of December 31, 1997, had an accumulated deficit of $5.2 million. These losses resulted from significant costs incurred in the development and sale of the Company's products and services. During this period, the number of ISS employees increased from seven at December 31, 1995 to 141 at December 31, 1997. The Company currently expects to expand its sales and marketing operations, to continue an aggressive international expansion, to increase its investment level in product development and its proprietary database, and to improve its internal operating and financial infrastructure in support of the Company's business plan, all of which will increase operating expenses. As a result, ISS expects to continue to incur losses for the foreseeable future.

     The Company recorded deferred compensation of $571,000 as of December 31, 1997, which represents the difference between the exercise price and the fair value of shares of the Company's Common Stock issuable upon the exercise of stock options that were granted to employees and directors in December 1997. Furthermore, the Company has recorded an additional $829,000 of deferred compensation in 1998 as a result of stock option grants that were made in January 1998 and February 1998 with exercise prices less than the fair value of the shares of Common Stock issuable upon the exercise of such options as determined on the applicable dates of grant. The deferred compensation will be amortized over the four-year vesting period of the stock options. Amortization of deferred compensation for the year ended December 31, 1997 was not material.

     Because the market for the Company's products has only recently emerged, period-to-period comparisons of its operating results are not meaningful. Although ISS has experienced significant revenue growth recently, there can be no assurance that such growth rates are sustainable and they should not be relied upon as predictive of future performance. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. There can be no assurance that the Company will be successful in addressing such risks and difficulties or that ISS will achieve profitability in the future. See "Risk Factors -- Limited Operating History; History of Losses","-- Significant Potential Fluctuations in Operating Results" and " -- Management of Growth".

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated historical operating information for the Company, as a percentage of total revenues, for the periods indicated.

                                                                 YEAR ENDED DECEMBER 31,
                                                                -------------------------
                                                                 1995      1996     1997
                                                                ------    ------    -----
PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Licenses..................................................      95.7%     94.9%    81.2%
  Support services..........................................       4.3       5.1     18.8
                                                                ------    ------    -----
                                                                 100.0     100.0    100.0
Costs and expenses:
  Cost of revenues..........................................       1.6       0.4      5.0
  Research and development..................................      37.7      27.5     25.5
  Sales and marketing.......................................      98.1      84.4     87.1
  General and administrative................................      17.1      14.7     13.2
                                                                ------    ------    -----
                                                                 154.5     127.0    130.8
                                                                ------    ------    -----
Operating loss..............................................     (54.5)    (27.0)   (30.8)
Interest income, net........................................        --       1.7      1.7
                                                                ------    ------    -----
Net loss....................................................     (54.5)%   (25.3)%  (29.1)%
                                                                ======    ======    =====

     REVENUES

     The Company's revenues increased from $257,000 in 1995, to $4.5 million in 1996 and to $13.5 million in 1997. During these periods, Internet Scanner was the Company's primary revenue-generating product with license revenues accounting for approximately 96%, 93% and 66% of the Company's total revenues in 1995, 1996 and 1997, respectively. Maintenance revenue related to all licenses and annual contracts for product usage and support accounted for approximately 4%, 5% and 18% of total revenues in 1995, 1996 and 1997, respectively. The balance of revenues originated from the Company's more recent product offerings, S3 and RealSecure, and professional services provided on a time and materials basis. The Company had no customer that accounted for more than 10% of its revenues in 1997. The Company recognized over 95% of its revenues in 1995 and 1996 from sales to customers within North America; however, international operations were significantly expanded in 1997 and represent an increasing source of the Company's revenues. In 1997, revenues from customers outside North America were $2.8 million, representing approximately 21% of total revenues.

     COST OF REVENUES

     Cost of revenues includes packaging and distribution costs for the Company's software products which, since the Company uses the Internet to provide product updates and keys necessary to activate a customer's software, is a minor cost. This category also includes the costs related to the Company's professional services offerings, which were provided by a dedicated employee group beginning in 1997 and is expected to be an area of future personnel growth in 1998. Gross margins were 98.4% in 1995, 99.6% in 1996 and 95.0% in 1997. The
Company's gross margins will decline in future years if, as anticipated, professional services become a more significant portion of the Company's business.

     RESEARCH AND DEVELOPMENT

     Research and development expenses consist of salary and related costs of the Company's research and development personnel, including costs for employee benefits, computer equipment and support services used in product and technology development. This includes the "X-Force", a team composed of security experts dedicated to understanding, documenting and coding new vulnerability checks, real-time threats and attack signatures and solutions to global security issues. The Company believes that this primary research, which aids in the design of new products and product enhancements to respond to an ever-changing risk profile, is an essential ingredient for retaining its leadership position in its market-place. Accordingly, the Company has increased its research and development expenses from $97,000 in 1995, to $1.2 million in 1996 and to $3.4 million in 1997, representing approximately 38%, 27% and 25% of revenues, respectively. ISS expects that research and development expenses will continue to increase in absolute dollars, and approximate the 1997 level as a percentage of revenues, as the Company recruits and hires additional experienced security experts and makes other investments in research and development. The Company does not expect to incur significant costs to make its products Year 2000 compliant because it believes its products are currently designed to properly function through and beyond the year 2000.

     SALES AND MARKETING

     Sales and marketing expenses consist primarily of salaries and travel, commissions, advertising, maintenance of the ISS Web site, trade show expenses, personnel recruiting costs and costs of marketing materials. Sales and marketing expenses were $252,000 in 1995, $3.8 million in 1996 and $11.7 million in 1997, representing approximately 98%, 84% and 87% of total revenues, respectively. This increase in absolute dollars is primarily the result of a significant increase in the number of regional United States sales locations, increased commissions commensurate with increased direct sales revenues and expanded international operations in the Europe and Asia/Pacific regions. The Company anticipates that sales and marketing expenses will continue to increase in absolute dollars, but decrease as a percentage of revenues, as it continues to expand its direct sales force and telephone sales operations and hires additional marketing and business development personnel to promote its indirect sales distribution channels.

     GENERAL AND ADMINISTRATIVE

     General and administrative expenses were $44,000 in 1995, $656,000 in 1996 and $1.8 million in 1997, representing approximately 17%, 15% and 13% of revenues, respectively. Such expenses consisted primarily of salaries and personnel and related costs for the Company's executive, administrative, finance and human resources personnel, support services and professional services fees. The Company anticipates that these expenses will approximate 1997 levels as a percentage of revenues, but will increase in absolute dollars in 1998 as it upgrades internal and financial reporting systems to enhance management's ability to obtain and analyze information about its domestic and international operations. The Company believes that the upgrade of these reporting systems will result in all of its internal systems being operational through and beyond the year 2000 without significant additional expense to the Company. Also, the Company anticipates additional costs related to being a public company, including annual and other public reporting costs, directors' and officers' liability insurance, investor relations programs and professional services fees.

     INCOME TAXES

     No provision for federal, state or foreign income taxes has been recorded because the Company has experienced cumulative net losses since inception. As of December 31, 1997, ISS had net operating loss carryforwards of approximately $3.9 million for federal tax purposes which will expire, if not utilized, in 2011 and 2012. The Company also has approximately $295,000 of net operating loss carryforwards related to its foreign operations which will expire, if not utilized, in 2011. The Company has not recognized any benefit from the future use of such loss carryforwards because management's evaluation of all the available evidence in assessing the realizability of the tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize such tax benefits currently.

SELECTED QUARTERLY FINANCIAL RESULTS

     The following tables set forth unaudited consolidated statements of operations data for the eight quarters ended December 31, 1997, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. This data has been derived from unaudited interim consolidated financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                     QUARTER ENDED
                                ---------------------------------------------------------------------------------------
                                MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                  1996       1996       1996        1996       1997       1997       1997        1997
                                --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                    (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Licenses....................   $  360     $  885     $  940      $2,048     $1,872     $2,150     $ 2,767    $ 4,147
  Support services............        8         19         88         114        353        521         706        951
                                 ------     ------     ------      ------     ------     ------     -------    -------
                                    368        904      1,028       2,162      2,225      2,671       3,473      5,098
Costs and expenses:
  Cost of revenues............        1          4          2          11         87        137         176        276
  Research and development....      176        275        332         442        493        569         895      1,477
  Sales and marketing.........      242        871        965       1,690      1,754      2,342       3,051      4,584
  General and
    administrative............       95        153        155         253        320        301         443        709
                                 ------     ------     ------      ------     ------     ------     -------    -------
                                    514      1,303      1,454       2,396      2,654      3,349       4,565      7,046
                                 ------     ------     ------      ------     ------     ------     -------    -------
Operating loss................     (146)      (399)      (426)       (234)      (429)      (678)     (1,092)    (1,948)
Interest income, net..........       18         29         15          12         35         68          66         59
                                 ------     ------     ------      ------     ------     ------     -------    -------
Net loss......................   $ (128)    $ (370)    $ (411)     $ (222)    $ (394)    $ (610)    $(1,026)   $(1,889)
                                 ======     ======     ======      ======     ======     ======     =======    =======

                                                                     QUARTER ENDED
                                ---------------------------------------------------------------------------------------
                                MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                  1996       1996       1996        1996       1997       1997       1997        1997
                                --------   --------   ---------   --------   --------   --------   ---------   --------
AS A PERCENTAGE OF TOTAL
  REVENUES:
Revenues:
  Licenses....................     97.8%      97.9%      91.4%       94.7%      84.1%      80.5%       79.7%      81.3%
  Support services............      2.2        2.1        8.6         5.3       15.9       19.5        20.3       18.7
                                 ------     ------     ------      ------     ------     ------     -------    -------
                                  100.0      100.0      100.0       100.0      100.0      100.0       100.0      100.0
Costs and expenses:
  Cost of revenues............      0.3        0.4        0.2         0.5        3.9        5.1         5.1        5.4
  Research and development....     47.8       30.4       32.3        20.4       22.2       21.3        25.8       29.0
  Sales and marketing.........     65.8       96.4       93.9        78.2       78.8       87.7        87.8       89.9
  General and
    administrative............     25.8       16.9       15.1        11.7       14.4       11.3        12.7       13.9
                                 ------     ------     ------      ------     ------     ------     -------    -------
                                  139.7      144.1      141.5       110.8      119.3      125.4       131.4      138.2
                                 ------     ------     ------      ------     ------     ------     -------    -------
Operating loss................    (39.7)     (44.1)     (41.5)      (10.8)     (19.3)     (25.4)      (31.4)     (38.2)
Interest income, net..........      4.9        3.2        1.5         0.5        1.6        2.6         1.9        1.1
                                 ------     ------     ------      ------     ------     ------     -------    -------
Net loss......................    (34.8)%    (40.9)%    (40.0)%     (10.3)%    (17.7)%    (22.8)%     (29.5)%    (37.1)%
                                 ======     ======     ======      ======     ======     ======     =======    =======

     During the Company's short history, its operating results have varied on a quarterly basis and may fluctuate significantly in the future on a quarterly and annual basis as a result of a combination of factors. These factors include the level of demand for the Company's products, the volume and timing of orders, the level of product and price competition, the Company's ability to expand its domestic and international sales and marketing organizations, the Company's ability to develop new and enhanced products, the Company's ability to attract and retain key technical, sales and managerial personnel, the mix of distribution channels through which the Company's products are sold, the growth in the acceptance of, and activity on, the Internet and the Web, particularly by corporate, institutional and government users, the level of growth of intranets, the extent to which unauthorized access and use of online information is perceived as a threat to network security, customer budgets, seasonal trends in customer purchasing, foreign currency exchange rates and general economic factors. In addition, the amount of revenues associated with particular licenses can vary significantly based upon the number of products licensed and the number of devices involved in the installation. The Company has experienced, and may continue to experience from time to time, large individual license sales which can cause significant variability in license revenues and results of operations for any particular period. As a result, the timing of significant orders is unpredictable and, like many software companies, the Company typically realizes a significant portion of software license revenues in the last month of the quarter. The Company establishes its expenditure levels for product development, sales and marketing and other operating expenses based, in large part, on its expected future revenues. As a result, if revenues fall below expectations, operating results and net income are likely to be adversely and disproportionately affected because only a small portion of the Company's expenses vary with its revenues.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations primarily through sales of its equity securities in private placements. In February 1996 and February 1997, the Company received aggregate net proceeds of $8.9 million from the sale of Convertible Preferred Stock, which shares will automatically convert into Common Stock upon consummation of the Offering.

     Net cash used in operating activities of approximately $1.6 million for the year ended December 31, 1997 resulted from $3.9 million in net operating losses partially offset by a decrease in working capital. Although revenue growth increased accounts receivable by $2.1 million in 1997, working capital decreased as accounts payable and accrued expenses grew $2.7 million and deferred revenues increased $1.5 million. The increase in deferred revenues was attributable to the growth of maintenance contracts and term licenses, which are recognized ratably as revenue over the contract term.

     Cash provided by financing activities of $5.2 million in 1997 consisted primarily of the proceeds from the issuance of Convertible Preferred Stock which has been invested in short-term investments. Purchase of computer equipment used in conducting the Company's business represented the primary component of cash used in investing activities.

     As of December 31, 1997, the Company had $3.9 million of cash and cash equivalents. The Company believes that the net proceeds of this Offering, together with existing cash, cash equivalents and short-term investments, will be sufficient to fund its anticipated operating losses and to meet its working capital and anticipated capital expenditures for at least the next 12 months. The Company currently intends to use the net proceeds of the Offering for working capital and general corporate purposes, including financing accounts receivable and capital expenditures made in the ordinary course of its business, as well as for possible acquisitions of businesses, products and technologies that are complementary to those of the Company. Although the Company has not identified any specific businesses, products or technologies that it may acquire, nor are there any current agreements or negotiations with respect to any such transactions, the Company from time to time evaluates such opportunities. Pending such uses, the net proceeds will be invested in government securities and other short-term, investment-grade, interest-bearing instruments.

                                    BUSINESS

OVERVIEW

     Internet Security Systems is the leading provider, based on market share, of network security monitoring, detection and response software that protects the security and integrity of enterprise information systems according to reports by The Aberdeen Group and The Gartner Group. The Company's SAFEsuite family of products enforces "best practice" information protection automatically across distributed computing environments by monitoring and responding to continuously changing network security risks. By dynamically detecting and responding to the security vulnerabilities and real-time threats inherent in open systems, SAFEsuite products protect distributed computing environments, including internal corporate networks, extranets and the Internet, from attacks, misuse and security policy violations. The Company's products rely on an innovative Adaptive Security Management ("ASM") approach to network security, which entails continuous security risk monitoring and response to develop and enforce an active network security policy. ISS pioneered the technology for vulnerability and threat detection through a dedicated security research and development team and believes, based on a report by The Aberdeen Group and the Company's own research, that it has the most comprehensive vulnerability and threat database in existence. The Company has delivered its network security monitoring, detection and response solutions to over 1,500 organizations worldwide, including firms in the Global 2000, U.S. and international government agencies and major universities. Nine of the ten largest commercial banks in the United States as ranked by Fortune have licensed the Company's products.

INDUSTRY BACKGROUND

     The rise of client/server computing in recent years has driven the need for connectivity beyond local area networks ("LANs") to enterprise-wide networks spanning multiple LANs and wide area networks ("WANs"). Concurrently with the shift to distributed computing architectures, the use of the Internet by organizations has grown dramatically, driven largely by the development of the Web and graphically intuitive browsers, the proliferation of multimedia personal computers and the emergence of compelling Web-based content and commerce applications. International Data Corporation ("IDC") estimated in a July 1997 report that at the end of 1997 there would be over 29 million Web users in the United States and over 50 million users worldwide, with the number expected to increase to 94 million in the United States and 175 million worldwide by the end of 2001. Additionally, IDC estimates that the number of devices accessing the Web will increase from 64 million at the end of 1997 to 331 million by the end of 2001.

     Growth of the Internet has to date been fueled primarily by the increased use of e-mail, general information browsing and the exchange of non-sensitive data. However, organizations are increasingly connecting their enterprise networks to the Internet to extend beyond these limited uses, thus facilitating and supporting a number of more valuable and sensitive activities, including business-to-business transactions, electronic data interchange (EDI), Web-based access to account and benefits information, secure messaging and online retail purchases and payments. The proliferation of client/server architectures and the growth of the Internet as a business tool has led to the emergence of "intranets" -- private enterprise information systems that use Internet protocols ("IP") and applications to share information and services both within and outside the enterprise network. As a result, businesses are able to share internal information and to run enterprise applications across geographically dispersed facilities, and customers, remote employees, suppliers and other business partners are able to inexpensively link into each other's enterprise information systems. In its July 1997 report, IDC projected that 9 million users in the U.S. and 13 million users worldwide had bought or would buy goods or services in Web-based transactions during 1997, with that number expected to grow to 42 million and 68 million users, respectively, by 2001. In addition, IDC estimates that commerce over the Internet will grow from less than $11 billion in 1997 to more than $223 billion in 2001.

THE NEED FOR NETWORK SECURITY

     Although open computing environments have many business advantages, their accessibility and the relative anonymity of users makes these systems, and the integrity of the information that is stored on them, vulnerable to security threats. Distributed computing systems contain an organization's mission-critical applications, such as payroll, financial reports, customer and supplier records and manufacturing and engineering designs. The advent and widespread adoption of open systems, together with their inherent vulnerabilities, present inviting opportunities for computer hackers, curious or disgruntled employees, contractors and competitors to compromise or destroy sensitive information within the system or to otherwise disrupt the normal operation of the system. In addition, client/server computing environments are inherently complex, typically involving a variety of hardware, operating systems, networking protocols and applications supplied by a multitude of vendors, making these networks difficult to manage, monitor and protect from unauthorized access. Each application, operating system and device introduced to a network contains additional vulnerabilities that may be exploited by an unauthorized network user. Newly introduced versions of products like Windows NT and Sun Solaris, which are designed to maximize connectivity both within and among networks, create many more new vulnerabilities. To adequately secure a network, IT managers must have the resources to not only correctly configure the security measures in each system, but also to understand the risks created by any change to existing systems on the network. Exacerbating this situation is the limited supply of personnel knowledgeable in information security issues.

     These factors create an urgent need for enterprises to protect their information systems from unauthorized access and misuse. The security risks are real. According to the 1997 Annual Information Week/Ernst & Young LLP Information Security Survey of IT managers and professionals, 42% of all United States respondents reported malicious acts from external sources, up from 16% in the previous year, 43% reported malicious acts from employees as compared to 29% in the previous year, and 55% reported insufficient IT professionals to monitor network security. Despite the convenience and the compelling economic incentives for the use of IP networks, they cannot reach their full potential as a platform for global communication and commerce until the current lack of security associated with these networks is adequately resolved.

     Organizations have generally responded to perceived security threats by implementing passive point tools designed to protect individual components of their internal networks from unauthorized use or outside attacks. Some security concerns are being addressed through encryption, firewalls and other technologies, but these technologies can be circumvented. Encryption protects information during transmission, but it does not typically protect information at either the source or the destination. A "firewall" controls the flow of data between an internal network and outside networks or the Internet. While firewalls are necessary for access control, they must be initially configured, and regularly reconfigured, to accommodate new applications, users and business partners on the network, each of which creates additional risks. Furthermore, firewalls are vulnerable to hackers and others seeking to compromise network integrity and fail to protect against an improper use of the systems by internal authorized users within the network. In addition to encryption and firewalls, many organizations deploy operating system security mechanisms, such as user authentication, passwords and multi-level access rights, to prevent unauthorized access to information by external as well as internal users. Implementation issues such as easily-guessed passwords or default accounts left on newly installed devices diminish the effectiveness of these measures. Passive point tools do not address the fundamental issue that "open" systems are, by definition, open and that their inherent utility is itself the source of their vulnerability. This conflict between the benefits of open systems and the risks of their unauthorized use or disruption has not been widely recognized or addressed by IT managers.

     To be effective, passive point tools that secure specific elements of an enterprise network need to be coordinated through an enterprise-wide computer security policy with systems to automatically enforce and evaluate the effectiveness of that policy. Many organizations have developed security policies that address the appropriate use of network resources, the proper configuration of network services, operating systems and applications and actions to be taken if there is a violation of such policy or an attack on the network; however, such organizations have not had the systems to automatically enforce and implement such policies across their entire IT infrastructure. Without such systems, the dynamic nature of enterprise networks causes the organization's actual security practice to diverge from the stated security policy, potentially exposing the organization to additional unanticipated risks. Direct observation of vulnerabilities and threats can allow an organization to define and automatically enforce an integrated, enterprise-wide security policy that can be managed centrally and implemented on a distributed basis. Because of the shortage of personnel trained in network security issues, any security solution must be easy to use by both management and the organization's existing IT personnel. An effective network security solution also needs to work with existing security technologies as well as be flexible enough to incorporate new technologies.

THE ISS SOLUTION

     ISS has developed Adaptive Security Management, a dynamic, process-driven approach to enterprise-wide network protection. The ASM process relies on the principles of monitoring, detection and response to the ever-changing vulnerabilities in and threats to the network protocols, operating systems and applications that comprise every network system. The Company's monitoring, detection and response products provide easy-to-use software solutions designed to enable network managers to centrally define and manage an enterprise-wide security policy for their existing network system infrastructure, including all IP-enabled devices. The Company's SAFEsuite family of products provides the ability to visualize, measure and analyze real-time security vulnerabilities and control threats across the entire enterprise network infrastructure, keeping the organization's IT personnel informed of changing network conditions and automatically making adjustments as necessary. Through custom policies or by using the Company's "best practice" templates, network managers can minimize security risks without closing off the organization's network to the benefits of open computing environments and the Internet. The Company's solution reaches beyond the traditional approaches to network security in the following respects:

     ADAPTIVE SECURITY MANAGEMENT

     ASM is a proactive, risk management-based approach to network security management that links security practice and security policy through a continuous improvement process. ASM incorporates four critical processes: (i) continuously monitoring network traffic and the configuration of devices on the network; (ii) detecting security risks in network traffic and network devices; (iii) responding to network security risks to minimize such risks; and (iv) reporting response actions and updating security policies. The Company's products incorporate the ASM approach to enable continuous improvement to the security of the customer's existing systems by identifying and minimizing the security risks on the network. The Company's SAFEsuite family of products continuously monitors the network for security risks that violate the customer's security policy and provides actions to eliminate or minimize the security weaknesses. SAFEsuite is a critical enhancement to traditional passive security technologies such as encryption, firewalls and authentication. The Company's products provide a unique, active component to an organization's overall security infrastructure that enables end-to-end network protection. The software automatically identifies systems and activities that are not in compliance with a customer's policies, and provides a critical feedback mechanism for adjusting the security levels of networked systems based upon its findings. Without these capabilities, an organization is limited in its ability to effectively measure and control security across its enterprise network.

     COMPREHENSIVE ENTERPRISE SECURITY SOLUTION

     ISS combines ASM principles with its extensive knowledge of network vulnerabilities and threats to provide scalable security solutions. The Company sells its products individually as solutions to problems for a particular network function or as a suite of products that provide a comprehensive network security framework. The Company's products extend across a broad range of platforms and work with the products of leading security and network management vendors to provide a single point of management and control for an enterprise-wide security policy across multiple hosts, operating systems and applications. Products are designed to be easily installed, configured, managed and updated by a system administrator through an intuitive graphical user interface ("GUI") without interrupting or affecting network operation. The Company's products generate easy-to-understand reports ranging from executive-level trend analysis to detailed step-by-step instructions for eliminating security risks that include automatic links to vendor Web sites for software patches.

     THE "X-FORCE"

     Because there are few IT professionals specifically trained in network security issues, the Company created a senior research and development team composed of security experts who are dedicated to understanding, documenting and coding new vulnerability tests, real-time threats and attack signatures. The team is known in the industry as the "X-Force". The X-Force conducts primary research in the field of vulnerability and threat science, which is the basis of the core competency of the Company. Because of the knowledge and experience of the people comprising the X-Force, the Company believes that the X-Force is one of the largest and most sophisticated groups of IT security experts researching vulnerability and threat science and therefore represents one of the Company's competitive advantages. Organizations such as CERT (Computer Emergency Response
Team), the FBI and leading technology companies routinely consult the X-Force on network security issues. Through the X-Force, ISS maintains a proprietary and comprehensive knowledge base of computer exploits and attack methods, including, what the Company believes is the most extensive collection of Windows NT vulnerabilities and threats based on reports in InfoWorld and the Company's own research. To respond to an ever-changing risk profile, the X-Force continually updates this knowledge base with the latest network vulnerability information, which aids in the design of new products and product enhancements.

STRATEGY

     The Company's objective is to be the leading provider of ASM systems that proactively protect the integrity and security of enterprise-wide information systems from vulnerabilities, misuse, attacks and other policy violations. ISS focuses on developing innovative and automated software solutions to provide customers with a comprehensive framework for protecting their networks by monitoring for vulnerabilities and real-time threats in order to enforce "best practice" network and system security policies. Key elements of the Company's strategy are to:

     - CONTINUE LEADERSHIP POSITION IN SECURITY TECHNOLOGY. The Company intends to maintain and enhance its technological leadership in the enterprise security market by hiring additional network and Internet security experts, broadening the Company's proprietary knowledge base and continuing to invest in product development and product enhancements. By solidifying its position as the leader in the emerging market for monitoring, detection and response software, the Company believes that customers and potential customers will view ISS as the firm of choice for establishing and maintaining effective security practices and policies.

     - EXPAND DOMESTIC SALES CHANNELS. To increase the distribution and visibility of its products, ISS plans to execute its enterprise-wide systems sales strategy by expanding its regional direct sales program and to increase market coverage by establishing additional indirect channels with key ISPs, systems integrators, VARs, OEMs and other channel partners to address enterprise-wide system opportunities. As the potential customer base for network security products encompasses a wide variety of industries, the Company believes that a multi-channel sales efforts will build customer awareness of the need for the Company's products and enable the Company to more rapidly penetrate these industry markets.

     - PROMOTE PROFESSIONAL SERVICES CAPABILITIES. ISS intends to establish long-term relationships with its customers by serving as a "trusted advisor" in addressing network security issues. To fulfill this responsibility to its customers, the Company will expand its professional services capabilities to provide additional security system design, planning, installation, testing and consulting services to assist customers in the effective adaptation of their security policies as new computing products and systems are deployed or new users or infrastructure to existing systems are added. By providing professional services, the Company can heighten customer awareness about network security issues, which creates opportunities for ISS to sell new products or product enhancements to its existing customers.

     - EXPAND INTERNATIONAL OPERATIONS. ISS plans to aggressively expand its international operations to address the rapid global adoption of distributed computing environments. Many foreign countries do not have laws recognizing network intrusion or misuse as a crime or the resources to enforce such laws if they do exist, and therefore, the Company believes that organizations in such countries will have greater need for effective security solutions. The Company currently maintains international offices in Belgium, Canada, England, France, Germany and Japan. ISS plans to expand in those regions where businesses, governments and other institutional users are using distributed networks and the Internet for their mission-critical needs.

     - CREATE ASM CATEGORY AWARENESS. The Company intends to increase and broaden awareness of the need for ASM and the Company's enterprise monitoring, detection and response systems by increasing its level of public relations, educational events, seminars, advertising, direct marketing and trade show participation. ISS believes that the risks and dangers associated with the adoption of open computing systems have not received the same level of general recognition or publicity as have the benefits of using such systems. By increasing awareness of the vulnerabilities and threats that are endemic to open computing environments and the ability to manage such vulnerabilities and threats through ASM, the Company can demonstrate to its customers how better network protection can be achieved.

PRODUCT ARCHITECTURE

     The ISS SAFEsuite family of products delivers the Company's ASM approach through a flexible architecture designed to be integrated with existing security and network system infrastructures. Passive point tools such as firewalls provide specific security functionality for components within the network infrastructure. SAFEsuite enhances the effectiveness of these tools by monitoring them for threats and vulnerabilities and responding with actions that align the customer's security practice with its security policy. SAFEsuite complements network and security management frameworks by providing information required for informed decisions to minimize security risks while maintaining the desired level of network functionality. Thus, the Company's products provide a risk management-based approach to security with scalable deployment of best-of-breed products and integrated enterprise-wide implementations.

     The following depicts the SAFEsuite product architecture:

                         (Safesuite Architecture Chart)

     The Adaptive Security Application Programming Interface ("ASAPI") is the focal point for automated interaction with static security technologies such as encryption, firewalls and authentication servers. ASAPI is a two-way communication protocol that allows SAFEsuite products to leverage information and capabilities available across the network and to proactively adapt configurations of security subsystems on the network. For example, SAFEsuite products identify valid Java and ActiveX applets in Web traffic by using the authentication information available in digital certificates such as those from VeriSign. When a security risk is identified, ASAPI is used to send a message directly to the appropriate passive protection tool to eliminate the risk (e.g., when an attacker is identified, the firewall is automatically reconfigured to block the attacker's IP address). ASAPI leverages existing infrastructure control standards such as Check Point Software Technologies' OPSEC (Open Platform for Secure Enterprise Connectivity), allowing deployment of the Company's products without requiring upgrades or changes to the customer's existing hardware or software.

     The SAFEsuite policy management interface lets the customer choose from "best practice" templates or provides the ability to define a specific policy that establishes the level of risk appropriate for the network. The individual products automatically verify compliance with the policy in terms of actual system configuration and activity present on the network. Graphical reports express the deviations from the established policy, including the measures required to reduce the risk. The policy can include automatic intervention by a SAFEsuite product through ASAPI.

     This product architecture allows all the SAFEsuite technologies to connect directly into common standards, providing comprehensive security reports for the entire enterprise. To ensure communication confidentiality between individual SAFEsuite components and to prevent misuse, SAFEsuite uses RSA encryption algorithms, which have become de facto encryption standards. The SAFEsuite Security Repository, a database containing information about the devices and security risks on a customer's network, utilizes an Open Database Connectivity ("ODBC") interface and allows customers to select their preferred database such as Oracle, Microsoft SQL Server, Sybase, Informix or any ODBC-compliant database for data storage. All ISS products use a common taxonomy for identifying specific security issues. The various SAFEsuite products consolidate security data, enabling the user to quickly determine its risk posture and take appropriate actions. In addition, SAFEsuite products provide automated decision support by assessing priorities and providing a graphical representation of important security risk data sets. This allows key decision-makers to prioritize their program strategies for effective deployment of resources to minimize security risks.

     The SAFEsuite architecture also delivers scalability in deployment options, usage models and ongoing operations. Each SAFEsuite product can be deployed as a stand-alone, best-of-breed solution to meet the needs of the local administrator or departmental user. Through support for remote, multi-level management consoles and the SAFEsuite Security Repository, enterprise-level users can analyze security risk conditions for the entire network. The SAFEsuite Security Repository allows the customer to address both vulnerabilities and threats, thereby minimizing network security risk and associated costs. SAFEsuite's frequent updates integrate the latest identified security vulnerabilities and threats into the operations of an existing ISS product installation.

PRODUCTS

     The following table lists the SAFEsuite products currently offered by the Company, and includes a brief description of each product's functionality and current list pricing:


                                                                                             INTRODUCTION
                                    DESCRIPTION             SCOPE        U.S. LIST PRICE         DATE
------------------------------------------------------------------------------------------------------------
   NETWORK SECURITY VULNERABILITY DETECTION, ANALYSIS AND REPORTING
------------------------------------------------------------------------------------------------------------
 Internet Scanner             Comprehensive security    50 devices           $ 3,495       October 1992
                              assessment for all        100 devices          $ 5,395
                              devices on an enterprise  500 devices          $14,650
                              network
------------------------------------------------------------------------------------------------------------
 Intranet Scanner             Security assessment for   10 devices           $   795       August 1996
                              internal devices on an    20 devices           $ 1,495
                              enterprise network        50 devices           $ 2,995
------------------------------------------------------------------------------------------------------------
 Firewall Scanner             Security assessment for   1 firewall           $   995       August 1996
                              firewalls and gateways    5 firewalls          $ 4,495
                                                        10 firewalls         $ 7,995
------------------------------------------------------------------------------------------------------------
 Web Security Scanner.......  Security assessment for   1 Web server         $   495       August 1996
                              Web servers               5 Web servers        $ 1,995
                                                        10 Web servers       $ 3,495
------------------------------------------------------------------------------------------------------------
   INTERNAL SYSTEM SECURITY VULNERABILITY DETECTION, ANALYSIS AND REPORTING
------------------------------------------------------------------------------------------------------------
 System Security              Internal security         5 computers          $ 1,995       January 1997
  Scanner -- S3               assessment for            10 computers         $ 3,495
                              operating systems         20 computers         $ 5,995
------------------------------------------------------------------------------------------------------------

   NETWORK SECURITY THREAT AND MISUSE DETECTION, ANALYSIS AND RESPONSE
------------------------------------------------------------------------------------------------------------
 RealSecure                   Real time attack          1 engine             $ 4,995       December 1996
                              recognition, misuse       5 engines            $19,900
                              detection and response    10 engines           $34,900
                              for networks
------------------------------------------------------------------------------------------------------------

     INTERNET SCANNER

     Internet Scanner provides automated security vulnerability detection and analysis for devices on a network and supports the security risk management process from policy development through implementation. In addition, Internet Scanner performs scheduled or event-driven probes of network communication services, operating systems, routers, e-mail and Web servers, firewalls and applications to identify weaknesses that could be exploited by intruders to gain access to the network. After selecting from a list of pre-defined "best practice" templates or customizing a template appropriate for the organization, Internet Scanner quickly produces a technical security policy document with detailed implementation instructions. Internet Scanner can then assess the entire network for compliance with the security policy, identifying the specific instances where security practice does not match the prescribed policy. Internet Scanner identifies and prioritizes security risks and generates a wide range of reports ranging from executive-level trend analysis to detailed step-by-step instructions for eliminating security risks including automatic links to vendor Web sites for software patches.

     Internet Scanner is also packaged as separate modules -- Intranet Scanner, Web Security Scanner and Firewall Scanner -- each targeted for specific market segments. The Internet Scanner embodies all three network-scanning modules.

     INTRANET SCANNER. Intranet Scanner assesses the vulnerability of a network to attack from intruders who have penetrated a firewall by systematically probing each network device to identify security vulnerabilities. Network platforms and devices, including Windows NT and Windows 95, Unix hosts, routers, e-mail servers, Web servers and firewalls, are among those automatically checked by Intranet Scanner. Many system operators typically focus security measures on only those devices within the system that contain the most sensitive information. Other devices often are left vulnerable, thus enabling unauthorized users to compromise a less sensitive device (like a Unix printer server) to gain access that can springboard them into more sensitive systems. Intranet Scanner scans for such weak-link vulnerabilities in the chain of devices in the network, including vulnerabilities arising from the use of default and easily-guessable passwords for devices within the system, misconfigured file system servers and unprotected Windows NT registry settings. Intranet Scanner not only determines if an intruder could gain access, but also ascertains if a device is susceptible to denial of service attacks by vandals who may seek to deny access to or use of systems by authorized users.

     WEB SECURITY SCANNER. Web Security Scanner tests the configuration of a Web server, evaluates the security of the underlying operating system and determines whether the Web server application has been updated with the latest security patches. This module searches the Web server's common gateway interface, active server page scripts and HTML (hypertext mark-up language) directories to detect whether known vulnerabilities exist within the customer's Web server system. For private HTML pages that are password protected, Web Security Scanner assesses vulnerability to a "brute-force attack" (i.e., a flooding of log-on attempts in an effort to overwhelm password screening and thereby gain unauthorized access) through checks of easily-guessable or default passwords. Finally, Web Security Scanner identifies any Java and ActiveX applets on the Web server that may conflict with the customer's security policy.

     FIREWALL SCANNER. Firewall Scanner identifies vulnerabilities by monitoring the configuration of firewalls through a series of security checks. The improper configuration of a firewall can seriously compromise the effectiveness of the firewall as a security measure. Firewall Scanner's checks include attempting to bypass the firewall by trying to connect through packet filter-based firewalls, stateful inspection-based firewalls and application proxy servers. Blocked or permitted connections validate the firewall's configured filter rules. A firewall permitting an outside connection through to an inside vulnerable server can provide an intruder with the opportunity to compromise the entire network. The Firewall Scanner determines whether a SNMP (simple network management protocol) is enabled on the firewall allowing sensitive network information to be obtained by intruders and determines whether a vandal can bring down a firewall through numerous denial of service attacks.

     In addition, the Company offers Advanced Packet Exchange ("APX") as a recent enhancement for Firewall Scanner. APX provides a GUI that facilitates the creation of low-level custom network packets. It then attempts to transmit them through the firewalls or routers conducting packet validation. This determines whether these packets were allowed or blocked at the gateway. By doing so, this technology enables more precise testing and assessment of the security rules associated with network access controls.

     SYSTEM SECURITY SCANNER

     System Security Scanner provides a host-based security assessment analyzing internal security weaknesses. While the Internet Scanner determines vulnerabilities by scanning devices at the network level, S3 detects vulnerabilities internally at the system level by having an S3 agent resident on the devices. These S3 agents allow a continuous security policy to be managed and controlled across an enterprise from a central point. S3 compares an organization's stated security policy with the actual configuration of the host computer for potential security risks, including easily-guessed passwords, user privileges, file system access rights, service configurations, data integrity, and the existence of Trojan backdoors and suspicious activity that indicate an intrusion. S3 verifies that the components of the operating system have been updated with the latest patches from the operating system vendor. Each security risk is prioritized by S3, which also generates scripts that implement the appropriate corrective action.

     REALSECURE

     RealSecure is an automated, real-time intrusion detection, misuse and response system for computer networks. The RealSecure Attack Recognition Engine, which unobtrusively analyzes packets of information as they travel across the network, recognizes hostile activity on a network by interpreting network traffic patterns that indicate attacks. RealSecure's Suspicious Reassembly algorithm analyzes packets for unusual formations that can indicate an attack while simultaneously protecting RealSecure itself from these attacks. When an attack is recognized, the administrator is alerted via e-mail and an alarm is displayed on the central management console. In addition, the attack can be terminated automatically, logged to a database, or recorded for later forensic analysis. With RealSecure's distributed architecture, customers can install Attack Recognition Engines throughout their enterprise network to detect and stop internal misuse as well as attacks from outside the network perimeter. Increasing network speeds and numbers of attacks geometrically increase the potential workload for attack recognition solutions. RealSecure utilizes the Company's Digital FingerPrinting to recognize a large number of attack-patterns on high-speed networks. Additionally, the Company's Adaptive Filtering Algorithm tunes the packet filter rules in response to network load, allowing the engine to effectively function during bursts in network traffic.

PRODUCT PRICING

     ISS uses a range of fee structures to license its products, depending on the type of product and the intended use. The vulnerability detection products -- the Internet Scanner family of products and System Security
Scanner -- are licensed based on the number of devices being scanned. The pricing scheme is scalable, providing low entry points for departmental users without capping the Company's revenue for large networks. Pricing for the threat detection product, RealSecure, is based on the number of engines deployed on the network. Thus, licensing fees for the Company's products are ultimately determined by the size of the customer's network, as the size will dictate the number of devices to be scanned or the number of engines to be deployed for a given performance level. In addition to license fees, customers virtually always purchase maintenance agreements in conjunction with their purchase of a software license for annual maintenance fees equal to 20% of the product's list price; maintenance agreements include annually renewable telephone support, product updates, access to the Company's X-Force Security Alerts and error corrections. The Company's continuing research into new security risks and resultant product updates provides significant ongoing value, and as a result, a substantial majority of the Company's customers purchase maintenance agreements. Customers who use the Company's products to provide IT consulting services have license agreements that are based on a revenue sharing model. ISS has historically sold fully-paid perpetual licenses with a renewable annual maintenance fee, but it is currently in the process of increasing the licensing of its products on a subscription basis (which includes maintenance) for one or two year periods.

SERVICES

     ISS offers specialized consulting and training services that are designed to complement the general knowledge and experience derived by IT professionals with specific information and assistance to promote customer success in the use of the Company's products.

     The Company's Professional Services Group assists customers in the successful implementation of the Company's products. The Professional Services Group's senior operational and technical consultants work with the Company's customers to identify potential security risks within the customer's operations, business processes and constraints in order to develop an implementation strategy that will configure products in a manner that balances the customer's need for system security with ease-of-use and flexibility requirements. In this manner, ISS consultants assist customers in mapping the deployment of the Company's products to the customer's network and security policy and the metrics for assessing the effectiveness of and enforcing the security policy. The Company charges its customers for professional services on a time and materials basis.

     In addition to performing consulting services for customers, ISS provides focused education and training in the use of its products and with respect to security issues through the ISS University program. Students who complete the curriculum and pass both a hands-on product test and a written test become ISS Certified Engineers. See "-- Customer Service and Support".

PRODUCT DEVELOPMENT

     The Company has developed its SAFEsuite products to operate in heterogeneous computing environments. Products are compatible with other vendors' products across a broad range of platforms, including Windows NT, Windows 95, Sun Solaris, SunOS, SGI IRIX, Linux, HP-UX and IBM AIX. The Company incorporates a modular design to permit plug-and-play capabilities for its products, although customers often use professional services provided by the Company or its strategic partners to install and configure products for use in larger or complex network systems.

     The Company employs a two-pronged product development strategy to achieve its goal of providing the most comprehensive security coverage within the monitoring, detection and response market. First, the Company will continue to develop best-of-breed security products to address particular network configurations. Such new products, and the Company's existing products like Internet Scanner, System Security Scanner and RealSecure, are updated approximately every four to six months to add new features, improve functionality and incorporate responses to vulnerabilities and threats that have been added to the Company's vulnerability and threat database. These updates are usually provided as part of separate maintenance agreements sold with the product license.

     Second, to complement its existing products and provide more comprehensive security coverage to networks, the Company is expanding its existing SAFEsuite products by developing additional enterprise-level products that incorporate ASM principles. These products will add functionality to the Company's existing product line by allowing customers to protect their network by continuously measuring and analyzing the status of their network's security, and by monitoring and controlling the security risks in real time across the enterprise network. These new products will be interoperable with existing Company products, allowing modular implementation.

     Expenses for product development were $97,000, $1.2 million and $3.4 million in 1995, 1996 and 1997, respectively. All product development activities are conducted at the Company's principal offices in Atlanta, where, as of December 31, 1997, 48 personnel were employed in product development teams. In addition, Company personnel are members of the Computer Security Institute, Forum for Incident Response and Security Technicians (FIRST), Georgia Tech Industrial Partners Association and the International Computer Security Association (ICSA), enabling the Company to actively participate in the development of industry standards in the emerging market for network and Internet security systems and products.

CUSTOMERS

     As of December 31, 1997, the Company had licensed versions of its SAFEsuite family of products to over 1,500 customers. No customer accounted for 10% of the Company's consolidated revenues in 1996 or 1997. The Company's target customers include both public and private sector organizations that utilize IP-enabled information systems to facilitate mission-critical processes in their operations. The Company's customers represent a broad spectrum of organizations within diverse sectors, including financial services, technology, telecommunications, government and services.

     The following is a list of certain of the Company's customers that have purchased licenses and services from the Company with an aggregate price of at least $15,000 and which the Company believes are representative of its overall customer base.

FINANCIAL SERVICES
Charles Schwab
First Union
KeyCorp
Merrill Lynch
PNC Bank

TECHNOLOGY
Hewlett-Packard
IBM
Intel
Lucent Technologies
Microsoft
NCR
Siemens
VeriSign
Xerox

OTHER
Lockheed Martin
Merck
TELECOMMUNICATIONS
America Online
Bell Atlantic
BellSouth
GTE Internetworking
NETCOM On-Line Communications
Nippon Telephone & Telegraph

GOVERNMENT
NASA
Salt River Project
U.S. Department of the Air Force
U.S. Department of the Army
U.S. Department of Defense
U.S. State Department

SERVICES
EDS
KPMG Peat Marwick
Price Waterhouse
SAIC
SITA

SALES AND MARKETING

     SALES ORGANIZATION

     The Company's sales organization is divided regionally among the Americas, Europe and the Asia/Pacific regions. In the Americas region, ISS markets its software primarily through its direct sales organizations augmented by its indirect channels, including security consultants, VARs and systems consulting and integration firms. The direct sales organization for the Americas consists of regionally-based sales representatives and sales engineers and a tele-sales organization located in Atlanta. At December 31, 1997, the Company's sales offices were located in the Atlanta, Austin, Boston, Chicago, Cincinnati, Dallas, Los Angeles, New York, Palo Alto, Philadelphia, San Francisco, Toronto and Washington, D.C. metropolitan areas. A dedicated group of professionals in the Atlanta headquarters covers Latin America. As of December 31, 1997, the Company employed 35 people in the Americas region direct sales organization. The regionally-based direct sales representatives focus on opportunities where the Company believes it can realize more than $200,000 in revenues.

     In the Europe and Asia/Pacific regions, substantially all of the Company's sales occur through authorized resellers. Internationally, the Company has established regional sales offices in Brussels, London, Paris, Stuttgart and Tokyo. Personnel in these offices are responsible for market development, including managing the Company's relationships with its resellers, assisting them in winning and supporting key customer accounts and acting as a liaison between the end user and the Company's marketing and product development organizations. As of December 31, 1997, 15 employees were located in the Company's Europe and Asia/Pacific regional offices. The Company expects to continue to expand its field organization into additional countries in these regions.

     SECURITY PARTNERS PROGRAM

     The Company has established its Security Partners Program to train and organize security consulting practices, ISPs, systems integrators and VARs to match the Company's products with their own complementary products and services. By reselling SAFEsuite products, Security Partners provide additional value for specific market and industry segments, while maintaining the Company's ongoing commitment to quality software and guaranteed customer satisfaction. To support the varying needs of different partners, ISS has established four different levels of partnership opportunities: Consulting Partners, Premier Partners, Authorized Partners and Registered Partners. Consulting Partners consist of general systems integrators and others who use the Company's products to provide information security services for their clients. Consulting Partners may purchase travelling licenses that can be used for one concurrent user for one year. Premier Partners combine sales and integration of encryption, firewall and authentication technologies with the Company's products. Authorized and Registered Partners must purchase products from Premier Partners. In addition, all Security Partners are required to employ a designated number of ISS Certified Engineers. ISS provides its partners with technical support, sales and marketing tools, quarterly rebates and other sales incentives and cooperative marketing funds at varying levels depending on the level of partnership.

     MARKETING PROGRAMS

     The Company conducts a number of marketing programs to support the sale and distribution of its products. These programs are designed to inform existing and potential OEMs, resellers and end-user customers about the capabilities and benefits of the Company's products. Marketing activities include: press relations and education; publication of technical and educational articles in industry journals and in the Company's on-line magazine, ISS Alert; participation in industry tradeshows; product/technology conferences and seminars; competitive analysis; sales training; advertising; development and distribution of Company literature; and maintenance of the Company's Web site. A key element of the Company's marketing strategy is to establish the Company's products and its ASM model as the leading approach for enterprise-wide security management. The Company has implemented a multi-faceted program to leverage the use of the SAFEsuite product family and increase its acceptance through relationships with various channel partners:

          STRATEGIC RESELLERS. Although the Company has numerous resellers, certain of these relationships have generated significant leverage for the Company in targeted markets. The Company's strategic resellers, which include EDS, SAIC, Siemens, Softbank and Tivoli Systems, provide ISS broad brand awareness through enhanced marketing activity, access to large sales forces, competitive control points and access to larger strategic customer opportunities.

          CONSULTANTS. The use of the Company's products by security consultants not only generates revenue for the Company from the license to the consultant, but also provides the Company with leads to potential end users with a concern for network security. Consultants who have generated substantial leads for the Company's sales organization include Andersen Consulting, Deloitte Touche Tohmatsu International, IBM, KPMG Peat Marwick and Price Waterhouse.

          ISPS. The Company licenses its products to certain ISPs to be used as part of their value-added services for their customers. With the Company's products, ISPs can offer their users perimeter vulnerability scanning and assessment, intrusion detection for Web services and applications that typically reside outside the firewalled perimeter. ISS licenses its products to BellSouth, GTE, PSINet and other ISPs for these purposes and receives a percentage of the value-added revenue stream.

          OEMS. A number of vendors of security products, including NCR and ODS Networks, have signed OEM agreements with the Company. These agreements enable OEMs to incorporate the Company's products into their own security offerings to provide a complete security package. The Company receives royalties from OEM vendors and increased acceptance of the Company's products under these arrangements, which in turn promotes sales of the Company's other products to the OEM's customers.

     The Company typically enters into written agreements with its strategic resellers, consultants, ISPs and OEMs. These agreements generally do not provide for firm dollar commitments from the strategic parties, but are intended to establish the basis upon which the parties will work together to achieve mutually beneficial objectives.

ADVISORY BOARD

     The Company established an Advisory Board in February 1998, and its members currently consist of the following individuals of recognized stature in certain key industries, to further the Company's sales and recruiting efforts:

          SAM NUNN. Mr. Nunn has been a partner in the Atlanta law firm of King & Spalding since January 1997 and is the current co-chair of the President's Critical Infrastructure Protection Program sanctioned by Executive Order 13010. Previously, he served in the United States Senate for four terms starting in 1972. Mr. Nunn is a director of The Coca-Cola Company, General Electric Company, Scientific-Atlanta, Inc., Texaco, Inc. and Total System Services, Inc.

          JOHN P. IMLAY, JR. Mr. Imlay is Chairman of Imlay Investments, Inc., and serves on the board of directors of the Atlanta Falcons, Gartner Group, Inc., Metromedia International Group, Inc. and several other organizations. He was Chairman of Dun & Bradstreet Software Services, Inc., a software company, from March 1990 until November 1996. Prior to that he was Chairman and Chief Executive Officer of Management Science America, Inc., a company that was acquired by Dun & Bradstreet Software Services, Inc.

     The Advisory Board members advise the Company on long-term strategic growth, including strategies for selling to key industries, recruitment of board members and other key personnel, and trends in national and international policy influencing the Company's products and services. The Company also anticipates that Advisory Board members will provide high visibility for ISS at industry events and will play key roles in leading Customer User Groups to support the growth and prominence of the Company. Members of the Advisory Board meet individually or as a group with the management of the Company from time to time and are compensated through issuances of Common Stock or options to acquire Common Stock.

CUSTOMER SERVICE AND SUPPORT

     The Company provides ongoing product support services under its license agreements. Maintenance contracts are typically sold to customers for a one-year term at the time of the initial product license and may be renewed for additional periods. Under its maintenance agreements with its customers, the Company provides, without additional charge, telephone support, documentation and software updates and error corrections. Customers that do not renew their maintenance agreements but wish to obtain product updates and new version releases are generally required to purchase such items from the Company at market prices. In general, major new product releases come out annually, minor updates come out every four to six months and new checks come out every two to four weeks. All product updates are available to customers with current maintenance agreements for downloading from the Company's Web site.

     The Company believes that providing a high level of customer service and technical support is necessary to achieve rapid product implementation which, in turn, is essential to customer satisfaction and continued license sales and revenue growth. Accordingly, the Company is committed to continued recruiting and maintenance of a high-quality technical support team. The Company provides telephone support to customers who purchase maintenance agreements along with their product license. A team of dedicated engineers trained to answer questions on the installation and usage of the SAFEsuite products provides telephone support from 8:00 a.m. to 6:00 p.m., Eastern time, Monday through Friday, from the

Company's corporate office in Atlanta. The Company provides telephone support 24 hours a day, seven days a week through a call-back procedure to certain customers who pay an additional fee for the service. In the United States and internationally, the Company's VARs provide telephone support to their customers with technical assistance from the Company.

     Because security-knowledgeable IT personnel are in extremely short supply throughout the industry, ISS provides focused education and training in the use of its products and security issues through the ISS University program. Education on security effectiveness and minimizing security risks in IT infrastructure are natural extensions of the Company's position as a provider of network security monitoring, detection and response systems. ISS University offers certification on ISS products through the ICE (ISS Certified Engineer) program. ISS University also offers a CNSE (Certified Network Security Engineer) degree for network security management. The Company's reputation as a security expert provides the basis for the value of such security degrees. Leveraging the efforts of current security training organizations accelerates the acceptance of the Company's certification program by the industry. Participation hours, or credits, received from other complementary security training programs, such as those offered by Computer Security Institute, MIS Training and similar organizations, can be applied towards the hours required to be completed in the ISS University program.

COMPETITION

     The market for monitoring, detection and response products and services is intensely competitive and the Company expects competition to increase further in the future. The Company believes that the principal competitive factors affecting the market for network security products include security effectiveness, manageability, technical features, performance, ease of use, price, scope of product offerings, distribution relationships and customer service and support. Although the Company believes that its SAFEsuite family of products generally competes favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other competitive resources.

     The Company's principal competitors generally fall within one of three categories: internal IT departments or consulting firms that assist such departments, relatively smaller software companies that offer applications with limited scope and larger software companies that are either in the process of entering the Company's market or have the potential to develop products to compete with the Company's products. Due to a lack of awareness of the Company's products and services or a lack of appreciation of the complexity involved in the development of automated systems to establish, and more importantly, maintain comprehensive and effective levels of security within a distributed computing environment, potential customers often rely on their IT departments to internally formulate security systems or to retain consultants to undertake such a project. However, because experts in security issues are in extremely short supply, such in-house solutions typically fail to provide a comprehensive and sophisticated approach to security, are not designed to adapt to changing security policies and are extremely expensive to develop. The Company expects that as IT consulting firms learn of the Company's products and their relative cost, they will be less inclined to undertake projects that require them to independently develop systems with functionalities similar to the Company's products.

     In addition, a number of companies currently market or have under development software applications to provide network and Internet security. The Company believes that, to date, none of these relatively smaller companies offer products that are as robust in features or as comprehensive in scope as the SAFEsuite family of products. Although it is likely that the product development efforts of these companies will eventually enable them to offer a line of products to compete with the Company's current product line, the Company intends to continue to dedicate significant resources for product development and recruiting in order to expand the Company's product capabilities ahead of these competitors. Notwithstanding, the Company expects additional competition from these established competitors and from other emerging companies. Mergers or consolidations among these competitors or acquisitions of these companies by larger competitors would make them more formidable competitors to the Company.

Recently, both Cisco Systems and Network Associates have announced acquisitions of companies with products that compete with some of the Company's current product offerings. Because the Company believes that Cisco Systems and Network Associates will integrate these security products with their other product offerings, the Company believes that its own products will compete favorably based on the Company's product and platform functionality and Adaptive Security Management approach. Notwithstanding, many of these larger companies have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. The Company believes that the entry of these larger companies into its market will require them to undertake operations that are currently not within their core areas of expertise, and thus expose them to significant uncertainties in the product development process or in providing a range of products to comprehensively address the security risks and vulnerabilities which the SAFEsuite product family addresses. However, if these companies were to introduce products that effectively competed with the Company's products, they could be in a position to substantially lower the price of their security monitoring, detection and response products or to bundle such products with their other products, which would make it more difficult for the Company to compete with them. There can be no assurance that the Company's current and potential competitors will not develop security monitoring, detection and response products that may be more effective than the Company's current or future products or that the Company's technologies and products will not be rendered obsolete by such developments.

     Finally, there are a number of companies that currently market and sell various software products, such as encryption, firewall, operating system security and virus detection software, that have been broadly adopted by the Company's customers and potential customers to provide various levels of security within their computing environments. Some of these companies have released products which provide similar functionality as certain of the Company's products. Axent Technologies markets products that compete with some of the Company's products. In addition, vendors of operating system software or networking hardware may in the future enhance their products to include functionality that is currently provided by the Company's products. The widespread inclusion of the functionality of the Company's software as standard features of operating system software or networking hardware could render the Company's products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of the Company's products. Furthermore, even if the security monitoring, detection and response functionality provided as standard features by operating systems software or networking hardware is more limited than that of the Company's software, there can be no assurance that a significant number of customers would not elect to accept more limited functionality in lieu of purchasing additional software.

     For the foregoing reasons, there can be no assurance that the Company will be able to compete successfully against its current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect the Company's business, operating results and financial condition. See "Risk Factors -- Competition".

PROPRIETARY RIGHTS AND TRADEMARK ISSUES

     The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. The Company seeks to protect its software, documentation and other written materials under the trade secret and copyright laws, which afford only limited protection. The Company also has submitted one United States patent application. There can be no assurance that a patent will issue from this application or, if issued, that such patent would provide meaningful competitive advantages to the Company. The Company generally licenses SAFEsuite products to end users in object code (machine-readable) format. Certain customers have required the Company to maintain a source-code escrow account with a third-party software escrow agent, and a failure by the Company to perform its obligations under any of the related license and maintenance agreements, or the insolvency of the Company, could conceivably cause the release of the Company's source code to such customers. The standard form agreement allows the end user to use the SAFEsuite products solely on the end user's computer equipment for the end user's internal purposes, and the end user is generally prohibited from sublicensing or transferring the products.

     Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's competitors will not independently develop similar technologies.

     Although the Company is not aware that any of its products infringes the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

     The name "Internet Security Systems" is not currently subject to trademark registration in the United States, and may not be a name for which a trademark is registrable due to its general use in a variety of security-related applications. Although the Company has in the past asserted and intends to continue to assert its rights with respect to the name "Internet Security Systems" and has taken and will take action against any use of such name in a manner that may create confusion with the Company's products in relevant markets, there can be no assurance that the Company will be successful in such efforts, which could have a material adverse effect upon the Company's business, operating results and financial condition.

EMPLOYEES

     As of December 31, 1997, the Company had 141 employees, of whom 48 were engaged in product research and development, 50 were engaged in sales, six were engaged in customer service and support, six were engaged in professional services, 19 were engaged in marketing and business development and 12 were engaged in administrative functions. The Company believes that its relations with its employees are good.

FACILITIES

     The Company is in the process of relocating its Atlanta headquarters and research and development facilities into approximately 47,000 square feet of office space to be occupied pursuant to a sublease expiring in June 2002 which has minimum annual lease obligations of approximately $842,000. Until such relocation, these operations will continue to be conducted in Atlanta in facilities totalling approximately 26,000 square feet under leases that primarily expire in 1998. Under such leases, the Company paid approximately $407,000 in 1997. The Company also leases office space for its sales and marketing personnel in Austin, Boston, Chicago, Cincinnati, Dallas, Nashua, New York, Palo Alto, Philadelphia, San Mateo and Washington, D.C., as well as Brussels, London, Paris, Stuttgart, Tokyo and Toronto. The Company believes that its existing facilities are adequate for its current needs and that additional space will be available as needed.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain information concerning the directors and executive officers of the Company.

NAME                                AGE                         POSITION(S)
----                                ---                         -----------
Thomas E. Noonan..................  37     President, Chief Executive Officer and Chairman of the
                                             Board of Directors
Christopher W. Klaus..............  24     Chief Technical Officer, Secretary and Director
Richard Macchia...................  46     Vice President and Chief Financial Officer
H. Keith Cooley...................  44     Vice President (Engineering)
M. Thomas McNeight................  53     Vice President (Americas Sales)
Alex Bogaerts.....................  48     Vice President (Europe)
Lin Ja Hong.......................  39     Vice President (Asia/Pacific)
Richard S. Bodman.................  59     Director
Robert E. Davoli..................  49     Director
Kevin J. O'Connor.................  36     Director
David N. Strohm...................  49     Director

     Mr. Noonan has served as the President and as a Director of ISS since August 1995, and as its Chief Executive Officer and Chairman of the Board of Directors since November 1996. Prior to joining ISS, Mr. Noonan served as Vice President, Sales and Business Development with TSI International, an electronic commerce company then owned by Warburg Pincus and Dun & Bradstreet, from October 1994 until August 1995. From November 1989 until October 1994, Mr. Noonan held high-level sales and marketing positions at Dun & Bradstreet Software, a developer of enterprise business software. Prior to 1989, Mr. Noonan co-founded Actuation Electronics, a motion control company for precision applications, and founded Leapfrog Technologies, an object-oriented software development tools company for networked applications. Mr. Noonan holds a B.S. in mechanical engineering from the Georgia Institute of Technology and a C.S.S. in business administration and management from Harvard University.

     Mr. Klaus founded ISS in April 1994 and served as its President until August 1995 and as its Chief Executive Officer until November 1996. Mr. Klaus continues to serve the Company as its Chief Technical Officer and as a Director. Prior to founding ISS, Mr. Klaus developed a shareware version of the Internet Scanner while attending the Georgia Institute of Technology.

     Mr. Macchia joined ISS as its Vice President and Chief Financial Officer in December 1997. From December 1989 until December 1997, Mr. Macchia was employed by First Financial Management Corporation ("FFMC") as its Executive Vice President (Finance), and by First Data Corporation as its Senior Vice President (Finance) following its merger with FFMC. Mr. Macchia received a B.B.A. in accounting from the University of Notre Dame.

     Mr. Cooley has served as Vice President (Engineering) of ISS since January 1996. Mr. Cooley has over twenty years of executive-level experience in software development and customer support, most recently as a founding partner for Value Sourcing Group, an Atlanta-based management consultancy specializing in information technology, from 1995 to 1996. Prior to that, Mr. Cooley was employed by Dun & Bradstreet Software for over 16 years where he held various management and executive-level positions in marketing, development and support, and ended his tenure as Chief Information Officer. Mr. Cooley holds a B.S. in industrial engineering from the Georgia Institute of Technology.

     Mr. McNeight has served as Vice President (Americas Sales) of ISS since August 1996. Prior to joining ISS, Mr. McNeight was employed for more than twenty years in various sales, sales management and executive management positions with technology and service companies, having most recently been a principle in The Complex Sale, a strategic sales consulting and training firm, from December 1995 to August 1996. In 1995, Mr. McNeight was Senior Vice President, Americas Operations, for TSW International, Inc., a supplier of plant performance and maintenance management software. Additionally, Mr. McNeight was Chief Executive Officer of Aurum Software Inc., a provider of sales, marketing and customer service software that was subsequently acquired by Baan Company, from 1993 to 1994 and, prior to that, spent thirteen years at Dun & Bradstreet, ending his tenure there as Executive Vice President for the Americas. Mr. McNeight has a B.S. in chemistry from Oklahoma State University and an M.S. in management information sciences from Texas Christian University.

     Mr. Bogaerts joined ISS as its Vice President (Europe) in February 1996. Before joining ISS, Mr. Bogaerts was an independent technology consultant from September 1995 to February 1996, and prior to that held sales, marketing and strategic marketing, and general management positions with Dun & Bradstreet Software from 1992 to September 1995, and with Ethica N.V., an enterprise IT management and consulting firm, from 1989 to 1992. Mr. Bogaerts received a degree in applied economics and management sciences from the University of Leuven, Belgium, and an M.B.A. through a joint program of the University of Leuven, the University of Chicago and Cornell University Business Schools.

     Mr. Lin has served ISS as Vice President (Asia/Pacific) since January 1997 and manages the Company's Asia/Pacific operations from the Company's office in Tokyo. Mr. Lin has over twenty years of sales and marketing experience in the Asia/Pacific software market. From 1984 to December 1996, he held a number of sales, marketing and development positions with Dun & Bradstreet Technology Asia (formerly known as Ashisuto KK), most recently as its Vice President and General Manager of Sales and Operations. Mr. Lin holds a B.A. in business administration from Aoyama Gakuin University in Tokyo.

     Mr. Bodman joined the Company's Board of Directors in July 1997. Since May 1996, Mr. Bodman has served as the Managing General Partner of AT&T Ventures, LLC, which manages numerous venture capital investments. Before joining AT&T Ventures, LLC, Mr. Bodman served AT&T Corporation in various senior management positions. Mr. Bodman serves on the board of directors of several public companies, including Tyco International, Inc., LIN Television, Inc. and Reed Elsevier plc., and several private companies. Mr. Bodman holds a B.S. in engineering from Princeton University and an M.S. in industrial management from the Massachusetts Institute of Technology.

     Mr. Davoli has been a Director of the Company since February 1996. Mr. Davoli has been a General Partner of or an advisor to Sigma Partners, a venture capital firm, since January 1995. Mr. Davoli was President and Chief Executive Officer of Epoch Systems, Inc., a client/server storage management provider, from February 1993 to September 1994. From May 1986 through June 1992, Mr. Davoli was the President and Chief Executive Officer of SQL Solutions, a relational database management systems consulting and tools company that he founded and sold to Sybase, Inc. in January 1990. Mr. Davoli serves as a director of several privately held companies. Mr. Davoli received a B.A. in history from Ricker College.

     Mr. O'Connor has served as a Director of the Company since October 1995. Mr. O'Connor has been the Chief Executive Officer and Chairman of DoubleClick Inc. ("DoubleClick"), a provider of Internet advertising services, since January 1996. From September 1994 to December 1995, Mr. O'Connor served as Director of Research for Digital Communications Associates, a data communications company (now Attachmate Corporation), and from April 1992 to September 1994, as its Chief Technical Officer and Vice President, Research. From its inception in May 1983 until its sale in April 1992, Mr. O'Connor served as Vice President, Research of Intercomputer Communications Corp., a software development company. Mr. O'Connor received his B.S. in electrical engineering from the University of Michigan.

     Mr. Strohm has served as a Director of the Company since January 1996. Since 1980, Mr. Strohm has been an employee of Greylock Management Corporation, a venture capital group ("Greylock"), and has been a general partner of several venture capital funds affiliated with Greylock. Mr. Strohm currently serves as a director of DoubleClick, Banyan Systems, Inc., an enterprise networking software company, and Legato Systems, Inc., a data storage management software company. Mr. Strohm received his B.A. from Dartmouth College and his M.B.A. from Harvard Business School.

BOARD OF DIRECTORS

     The Charter and Bylaws provide that the size of the Board of Directors of the Company (the "Board") shall be determined by resolution of the Board. The Board is currently composed of six members. Each director holds office until the next annual meeting of stockholders or until his or her successor is duly elected and qualified. The Company's Charter and Bylaws provide that, beginning with the first annual meeting of stockholders following this Offering, the Board will be divided into three classes serving for staggered, three-year terms. Following the completion of the Offering, the Class I directors, who will stand for election at the Company's 1999 Annual Meeting of Stockholders, will be Messrs. Bodman and O'Connor; the Class II directors will be Messrs. Noonan and Strohm; and the Class III directors will be Messrs. Klaus and Davoli.

     The Board has established a Compensation Committee and an Audit Committee. The members of the Compensation Committee are Robert E. Davoli, Kevin J. O'Connor and David N. Strohm, and the members of the Audit Committee are Richard
S. Bodman, Robert E. Davoli and Thomas E. Noonan.

     The Audit Committee of the Board was established in January 1998 and reviews, acts on and reports to the Board with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the accounting practices of the Company.

     The Compensation Committee of the Board was established in February 1996 and re-authorized in January 1998. The Compensation Committee determines the salaries and incentive compensation of the officers of the Company and provides recommendations for the salaries and incentive compensation of the other employees of the Company. The Compensation Committee also administers the Company's various incentive compensation, stock and benefit plans.

     Except for grants of stock options, directors of the Company generally do not receive compensation for services rendered as a director. The Company also does not pay compensation for committee participation or special assignments of the Board. Following this Offering, each director will be reimbursed for all out-of-pocket expenses incurred in attending meetings of the Board and committees thereof. Non-employee Board members will receive option grants at periodic intervals under the Automatic Option Grant Program of the 1995 Plan and will also be eligible to receive discretionary option grants under the Discretionary Option Grant Program of such plan. See "-- Restated 1995 Stock Incentive Plan".

     On December 8, 1997, the Company granted to each of Messrs. Bodman, Davoli, O'Connor and Strohm an option to purchase 20,000 shares of Common Stock at an exercise price of $7.00 per share. The options are immediately exercisable for all of the option shares. However, the shares purchasable upon exercise of the options are unvested, and subject to repurchase at the option exercise price paid per share, upon an early termination of the optionee's Board service. The shares subject to each option grant will vest as to 25% of the option shares upon the optionee's completion of each of the four years of Board service after the grant date. The options have a maximum term of 10 years measured from the grant date, subject to earlier termination following the cessation of the optionee's Board service. The options will immediately vest in the event of (i) certain changes in the ownership or control of the Company, unless such options are assumed by the successor corporation or (ii) the death or disability of the optionee while serving as a Board member.

     The Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Delaware law, except if limited by contract. The Company has entered into indemnification agreements with all of its directors and has purchased directors' and officers' liability insurance. In addition, the Charter limits the personal liability of Board members to the Company or its stockholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law. See "Description of Capital Stock -- Certain Anti-Takeover, Limited Liability and Indemnification Provisions".

EMPLOYMENT CONTRACTS

     The officers serve at the discretion of the Board. The Company does not presently have an employment contract in effect with any of its executive officers. The Compensation Committee, as Plan Administrator of the 1995 Plan, has the authority to provide for the accelerated vesting of the shares of Common Stock subject to outstanding options held by the Chief Executive Officer and the Company's other executive officers or any unvested shares actually held by those individuals under the 1995 Plan, in the event the Company is acquired by merger, consolidation or asset sale or there is a change in control effected by a successful tender or exchange offer for more than 50% of the Company's outstanding voting securities or a change in the majority of the Board as a result of one or more contested elections for Board membership. Alternatively, the Compensation Committee may condition such accelerated vesting upon the individual's position with the Company being replaced with a lesser position or the termination of the individual's service within a designated period following the acquisition or take over. In addition, the Company has agreements with certain management members regarding acceleration of option vesting in the event of the consummation of a transaction that results in a change of control of the Company.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table provides certain summary information concerning the compensation earned by the Company's Chief Executive Officer and certain other executive officers of the Company (collectively, the "Named Officers") whose salary and bonus exceeded $100,000 for services rendered in all capacities to the Company and its subsidiaries during 1997.

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                                ------------
                                                       ANNUAL COMPENSATION        OPTIONS
                                                      ---------------------        (# OF
NAME AND PRINCIPAL POSITION(S)                         SALARY       BONUS         SHARES)
------------------------------                        --------     --------     ------------
Thomas E. Noonan....................................  $130,000     $ 60,000            --
  President, Chief Executive Officer and Chairman of
  the Board
Alex Bogaerts.......................................    89,000(1)    76,000(1)     25,000
  Vice President (Europe)
H. Keith Cooley.....................................   109,000       26,000            --
  Vice President (Engineering)
Lin Ja Hong.........................................   110,000       43,890        27,500
  Vice President (Asia/Pacific)
M. Thomas McNeight..................................   125,000       91,300            --
  Vice President (Americas Sales)

---------------

(1) Mr. Bogaerts' compensation, other than options, was paid to a consulting company owned by Mr. Bogaerts.

     Option Grants in Last Fiscal Year. The following table provides certain information concerning stock options granted to each of the Named Officers during 1997. No stock appreciation rights were granted to these individuals during such year.

                             OPTION GRANTS IN 1997

                                                                                 POTENTIAL REALIZABLE VALUE
                                                                                  AT ASSUMED ANNUAL RATES
                               NUMBER OF    % OF TOTAL                                 OF STOCK PRICE
                               SECURITIES    OPTIONS     EXERCISE                 APPRECIATION FOR OPTION
                               UNDERLYING   GRANTED TO    PRICE                           TERM(2)
                                OPTIONS     EMPLOYEES      PER      EXPIRATION   --------------------------
NAME                           GRANTED(1)    IN 1997      SHARE        DATE          5%             10%
----                           ----------   ----------   --------   ----------   ----------      ----------
Thomas E. Noonan.............          --          --%   $     --          --     $    --         $    --
Alex Bogaerts................      25,000          2.3       0.60     4/20/07       9,433          23,906
H. Keith Cooley..............          --           --         --          --          --              --
Lin Ja Hong..................      20,000          1.8       0.60      3/9/07       7,547          19,125
                                    7,500            *       7.00    12/30/07      33,016          83,671
M. Thomas McNeight...........          --           --         --          --          --              --

---------------

* Indicates less than 1%.

(1) The options are immediately exercisable in full upon grant; however, the shares underlying all options vest over a four-year period at the rate of 25% per year and are subject to repurchase by the Company at the exercise price should the optionee cease employment prior to full vesting. In the event that the Company is acquired by merger, consolidation or asset sale, the option shares will accelerate in full unless the option is assumed by the successor corporation and the Company's repurchase rights with respect to the unvested option shares are assigned to such corporation. In the event that the option is so assumed by, and the Company's repurchase rights with respect to unvested shares are assigned to, the successor corporation and, within 12 months following the acquisition, the optionee's position is reduced to a lesser position or the optionee's employment is involuntarily terminated, the option shares will accelerate in part so that the next annual installment of option shares scheduled to vest will immediately vest in full and, to the extent the optionee continues in the Company's service, each installment of option shares scheduled to vest thereafter will vest on each subsequent anniversary of the acceleration date. Each option expires on the earlier of (i) ten years from the date of grant, or (ii) termination of the optionee's employment with the Company. All options were granted at fair market value as determined by the Board of Directors of the Company on the date of grant.

(2) Future value assumes appreciation in the market value of the Common Stock of 5% and 10% per year over the ten-year option period as mandated by the rules and regulations of the Commission and does not represent the Company's estimate or projection of the future value of the Common Stock. The actual value realized may be greater than or less than the potential realizable values set forth in the table.

     Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. No options were exercised by the Named Officers during 1997. The following table provides certain information concerning option exercises and option holdings for the fiscal year ended December 31, 1997 with respect to each of the Named Officers.

                             YEAR-END OPTION VALUES

                                             NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                            UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                         OPTIONS AT DECEMBER 31, 1997       AT DECEMBER 31, 1997(2)
                                        -------------------------------   ---------------------------
NAME                                    EXERCISABLE(1)    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                    --------------    -------------   -----------   -------------
Thomas E. Noonan......................          --                 --     $       --     $       --
Alex Bogaerts.........................      45,000(3)              --        297,000             --
H. Keith Cooley.......................     200,000                 --      1,370,000             --
Lin Ja Hong...........................      27,500(4)              --        128,000             --
M. Thomas McNeight....................     235,000                 --      1,609,750             --

---------------

(1) The shares purchasable upon exercise of the options are subject to repurchase by the Company at the exercise price upon the optionee's termination of employment prior to vesting in the shares. The Company's repurchase right lapses with respect to, and the optionee vests in, 25% of the option shares upon the optionee's completion of each year of service. As of December 31, 1997, the number of vested shares for which each Named Officer's option was exercisable was as follows: Mr. Bogaerts -- 5,000 shares; Mr. Cooley -- 50,000; Mr. Lin -- no shares; Mr. McNeight -- 58,750 shares.

(2) Value determined by subtracting the exercise price from the fair market value of the Common Stock at December 31, 1997 ($7.00 per share), as determined by the Company's Board of Directors, multiplied by the number of shares underlying the options.

(3) Represents options for 20,000 shares at an exercise price of $0.15 per share and options for 25,000 shares at an exercise price of $0.60 per share.

(4) Represents options for 20,000 shares at an exercise price of $0.60 per share and options for 7,500 shares at an exercise price of $7.00 per share.

RESTATED 1995 STOCK INCENTIVE PLAN

     The Restated 1995 Stock Incentive Plan was first adopted by the Board of Directors of Internet Security Systems, Inc. on September 6, 1995 and approved by the stockholders of Internet Security Systems, Inc. on January 31, 1996. On December 8, 1997, the Company assumed the 1995 Plan and all outstanding options thereunder and converted such options on a share-for-share basis into options to purchase shares of the Company's Common Stock. Three million shares of Common Stock have been authorized for issuance under the 1995 Plan. In addition, the share reserve will automatically be increased on the first trading day of each calendar year, beginning with the 1999 calendar year, by an amount equal to 3% of the number of shares of Common Stock outstanding on the last trading day of the immediately preceding calendar year. In no event may any one participant in the 1995 Plan receive option grants or direct stock issuances for more than 300,000 shares per calendar year.

     The 1995 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price equal to, greater than or less than their fair market value on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly, through the purchase of such shares at a price equal to, greater than or less than their fair market value at the time of issuance or as a bonus for services rendered, and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to 100% of the fair market value of such shares on the grant date.

     The Discretionary Option Grant Program and the Stock Issuance Program are administered by the Compensation Committee of the Board. The Compensation Committee as Plan Administrator has complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The administration of the Automatic Option Grant Program is self-executing in accordance with the express provisions of such program.

     The exercise price for the shares of Common Stock subject to option grants made under the 1995 Plan may be paid in cash or in shares of Common Stock (held for the requisite period necessary to avoid a charge to the Company's earnings for financial reporting purposes) valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise. During the 180-day period following the date of this Prospectus, optionees exercising options under the 1995 Plan will be required to enter into Lock-Up Agreements with the representatives of the Underwriters.

     In the event that the Company is acquired by merger, consolidation or asset sale, each outstanding option under the Discretionary Option Grant Program which is not to be assumed by the successor corporation will automatically become fully exercisable, and all unvested shares under the Stock Issuance Program will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation. In the event an outstanding option is assumed, and the Company's repurchase rights are assigned to the successor corporation, and, within 12 months following the merger, consolidation or asset sale either (i) the optionee is offered a lesser position compared to the position held by the optionee prior to the acquisition or (ii) the optionee's service is terminated, either involuntarily or through resignation as a result of being offered a lesser position, then the option will accelerate in part so that it will become immediately exercisable with respect to the next annual installment of option shares scheduled to vest. The Plan Administrator also has the authority under the Discretionary Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will automatically vest in the event the individual is offered a lesser position or the individual's service is terminated, whether involuntarily or through a resignation as a result of being offered a lesser position, within a specified period (not to exceed 12 months) following a change in control of the Company effected by a successful tender offer for more than 50% of the outstanding voting stock or by proxy contest for the election of Board members. The Plan Administrator also has the discretion to provide for the automatic acceleration of outstanding options and the lapse of any outstanding repurchase rights upon certain changes in the ownership or control of the Company.

     In February 1998, the Company entered into an Amended and Restated Agreement Regarding Acceleration of Vesting of Future Optionees with Greylock Equity Limited Partnership ("Greylock"), Sigma Associates III, L.P., Sigma Investors III, L.P. and Sigma Partners III, L.P. (collectively, the "Sigma Entities"), AT&T Venture Fund II, L.P. and Venture Fund I, L.P. (collectively, the "AT&T Entities") and Kleiner, Perkins, Caufield & Byers VIII, KPCB Information Sciences Zaibatsu Fund II and KPCB Java Fund (collectively, the "KPCB Entities") which provides that in all option grants made after the date of the agreement, the Company will provide that no more than the greater of (i) 50% of the unvested shares issued pursuant to such grant or (ii) the options which would be vested in such optionee's next vesting installment may become immediately vested in the event that (x) the Company sells, conveys or otherwise disposes of all or substantially all of its property or business, or merges into or effects a reorganization with any corporation (other than a wholly-owned subsidiary corporation) in which the stockholders of the Company immediately prior to the transaction possess less than 50% of the voting power of the surviving entity (or its parent), and (y) the optionee is not offered a position with the surviving entity which (I) offers compensation equivalent to or greater than that provided to the optionee by the Company immediately prior to the change in control, and (II) offers duties and responsibilities comparable to those associated with the position held by the optionee with the Company immediately prior to the change in control such that the duties and responsibilities of the optionee with the surviving entity are not materially diminished from those of the optionee at the Company.

     Stock appreciation rights are authorized for issuance under the Discretionary Option Grant Program which provide the holders with the election, subject to the Plan Administrator's approval, to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of
(i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. In addition, the Plan Administrator has the authority to grant to certain officers and directors of the Company limited stock appreciation rights which, upon a hostile take-over of the Company (as defined in the 1995 Plan), generally provide the holders with the automatic right to surrender his or her outstanding options for an appreciation distribution from the Company equal to the excess of (i) the tender price paid in the hostile take-over for the vested shares subject to the surrendered options over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Common Stock.

     The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program with the consent of the affected option holders in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

     Under the Automatic Option Grant Program, each individual who first joins the Board as a non-employee Board member after the effective date of this Offering will receive an option to purchase 50,000 shares of Common Stock on the date he or she is first elected or appointed to the Board, provided such individual has not otherwise been in the prior employ of the Company. In addition, at each Annual Stockholders Meeting, beginning with the 1999 Annual Meeting, each individual who is to continue to serve as a non-employee Board member after the meeting will receive an additional option to purchase 5,000 shares of Common Stock.

     Each automatic grant will have a term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Each automatic option will be immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase should the optionee's service as a non-employee Board member cease prior to vesting in the shares. The initial 50,000-share grant will vest in four equal and successive annual installments over the optionee's period of Board service. Each additional 5,000-share grant will vest in two equal and successive annual installments over the optionee's period of Board service measured from the grant date. However, the shares subject to each outstanding automatic grant will immediately vest upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

     The Board may amend or modify the 1995 Plan at any time. The 1995 Plan will terminate on the earlier of (i) September 6, 2005, (ii) the date on which all available shares have been issued as vested shares or (iii) the termination of all outstanding options in connection with certain changes in the ownership or control of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board established a Compensation Committee in February 1996. During 1997, Robert E. Davoli, Kevin J. O'Connor and David N. Strohm served as members of the Compensation Committee. None of these individuals has served at any time as an officer or employee of the Company. Prior to the establishment of the Compensation Committee, all decisions relating to executive compensation were made by the Board. For a description of the transactions between the Company and members of the Compensation Committee and entities affiliated with such members, see "Certain Transactions". No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Board of Directors or Compensation Committee.

                              CERTAIN TRANSACTIONS

SALE OF SERIES A PREFERRED STOCK

     In February 1996, the Company sold an aggregate of 3,650,000 shares of its Series A Redeemable, Convertible Preferred Stock (the "Series A Preferred Stock") for $1.00 per share in a private placement exempt from registration under Section 4(2) of the Securities Act. The purchasers of the Series A Preferred Stock included, among others, Greylock and the Sigma Entities. The Series A Preferred Stock will automatically convert into Common Stock on a one-for-one basis upon the completion of the Offering. Concurrently with the closing of the financing, David N. Strohm, an employee of Greylock and the general partner of several venture capital funds associated with Greylock, and Robert E. Davoli, a general partner of the Sigma Entities, became directors of the Company.

     In connection with the sale of the Series A Preferred Stock, the Company entered into an agreement with Greylock and Sigma Partners concerning certain of the shares of the Common Stock sold by the underwriters of an initial public offering of the Common Stock to persons designated by the Company ("Directed Shares"). Under this agreement, in the event that the Company designates any person to receive Directed Shares, the Company must use its best efforts to cause (i) Greylock and (ii) the Sigma Entities to receive up to 100,000 Directed Shares at the initial public offering price. Also in connection with the Series A Preferred Stock financing, the Company (i) entered into an Agreement Regarding Acceleration of Vesting of Future Optionees with Greylock and the Sigma Entities, which was later amended and restated to make certain technical clarifications, (ii) entered into a Rights Agreement, which was amended and restated in connection with the sale of the Company's Series B Redeemable, Convertible Preferred Stock (the "Series B Preferred Stock"), and (iii) repurchased 100,000 shares of Common Stock from Christopher W. Klaus, a founder, officer and director of the Company, for $15,000.

SALE OF SERIES B PREFERRED STOCK

     In February 1997, the Company sold an aggregate of 2,086,957 shares of its Series B Preferred Stock for $2.53 per share in a private placement exempt from registration under Section 4(2) of the Securities Act. The purchasers of the Series B Preferred Stock included, among others, (i) Greylock, (ii) the Sigma Entities, (iii) the AT&T Entities, and (iv) the Kleiner Entities. The Series B Preferred Stock will automatically convert into Common Stock on a one-for-one basis upon the completion of the Offering. Richard S. Bodman, the managing general partner of the AT&T Entities, became a director of the Company in July 1997.

     In connection with the sale of the Series B Preferred Stock, the Company entered into an agreement with the AT&T Entities and Kleiner, Perkins, Caufield & Byers ("KPCB") concerning Directed Shares. Under the agreement, in the event that the Company designates any person to receive Directed Shares, the Company must use its best efforts to cause each of (i) the AT&T Entities and (ii) KPCB to receive up to 100,000 Directed Shares at the initial public offering price. In connection with the sale of the Series B Preferred Stock, the Company also entered into (i) an Agreement Regarding Acceleration of Vesting of Future Optionees with the AT&T Entities and the Kleiner Entities, which was later amended and restated to make certain technical clarifications, and (ii) an Amended and Restated Rights Agreement. Pursuant to the Amended and Restated Rights Agreement, purchasers of the Series A Preferred Stock and Series B Preferred Stock have the right, beginning six months after this Offering and subject to certain conditions and limitations, to require the Company to file a registration statement, including, if requested, a shelf registration statement, under the Securities Act in order to register all or part of their shares of Common Stock. The Company in certain circumstances, may defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. In the event that the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the purchasers of the Series A Preferred Stock and Series B Preferred Stock and certain holders of the Common Stock, including Christopher W. Klaus and Thomas
E. Noonan, the Company's Chairman, President and Chief Executive Officer, are entitled to include their shares of Common Stock in such registration, subject to marketing and other limitations. Generally, the Company is required to bear all expenses associated with such registrations.

AMENDED AND RESTATED AGREEMENT REGARDING ACCELERATION OF FUTURE OPTIONEES

     In February 1998, the Company entered into an Amended and Restated Agreement Regarding Acceleration of Vesting of Future Optionees with Greylock, the Sigma Entities, the AT&T Entities and the Kleiner Entities which provides that in all option grants made after the date of the agreement, the Company will provide that no more than the greater of (i) 50% of the unvested shares issued pursuant to such grant or (ii) the options which would be vested in such optionee's next vesting installment may become immediately vested in the event that (x) the Company sells, conveys or otherwise disposes of all or substantially all of its property or business, or merges into or effects a reorganization with any corporation (other than a wholly-owned subsidiary corporation) in which the stockholders of the Company immediately prior to the transaction possess less than 50% of the voting power of the surviving entity (or its parent), and (y) the optionee is not offered a position with the surviving entity which (I) offers compensation equivalent to or greater than that provided to the optionee by the Company immediately prior to the change in control, and (II) offers duties and responsibilities comparable to those associated with the position held by the optionee with the Company immediately prior to the change in control such that the duties and responsibilities of the optionee with the surviving entity are not materially diminished from those of the optionee at the Company.

DOUBLECLICK PURCHASES

     During 1997, the Company purchased approximately $125,000 of Internet advertising services from DoubleClick. Kevin J. O'Connor, who has served as a director of the Company since September 1995, is the Chairman and Chief Executive Officer of DoubleClick. David N. Strohm, who has served as a director of the Company since February 1996, is a director of DoubleClick. Such purchases were made pursuant to purchase orders involving only the sale of routine services having a determinable market price, at such market price.

FUTURE TRANSACTIONS

     All future transactions, including loans, between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board, including a majority of the independent and disinterested outside directors on the Board, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of February 28, 1998 adjusted on a pro forma basis to reflect the automatic conversion of each share of Convertible Preferred Stock into one share of Common Stock, and as adjusted to reflect the sale of shares offered hereby, by (i) each person who is known by the Company to own beneficially more than five percent of the Common Stock, (ii) each of the Company's Named Officers and directors, (iii) each of the Selling Stockholders, and (iv) all current officers and directors as a group. Unless otherwise indicated, the address for the following stockholders is 41 Perimeter Center East, Suite 660, Atlanta, Georgia 30346.

                                  SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                      OWNED BEFORE                                 OWNED AFTER
                                    OFFERING (1)(2)          NUMBER OF           OFFERING(1)(2)
                                ------------------------   SHARES OFFERED   -------------------------
BENEFICIAL OWNER                  NUMBER      PERCENTAGE      FOR SALE         NUMBER      PERCENTAGE
----------------                -----------   ----------   --------------   ------------   ----------
Christopher W. Klaus(3).......    4,373,836      32.0%        100,000          4,273,836      26.1%
Greylock Equity Limited
  Partnership(4)..............    2,657,614      19.4              --          2,657,614      16.2
  755 Page Mill Road, Bldg. A
  Palo Alto, California 94304
Sigma Entities(5).............    1,950,218      14.2              --          1,950,218      11.9
  20 Custom House Street
  Boston, Massachusetts 02110
Thomas E. Noonan(6)...........    1,922,070      14.1         125,000          1,797,070      11.0
Kleiner Perkins Caufield &
  Byers Entities(7)...........    1,429,858      10.5              --          1,429,858       8.7
  2750 Sand Hill Road
  Menlo Park, California 94025
Kevin J. O'Connor(8)..........      713,475       5.2          55,000            658,475       4.0
  DoubleClick
  41 Madison Avenue
  New York, New York 10010
Alex Bogaerts(9)..............       45,000         *              --             45,000         *
H. Keith Cooley(10)...........      200,000       1.4          20,000            180,000       1.1
Lin Ja Hong(11)...............       27,500         *              --             27,500         *
M. Thomas McNeight(12)........      235,000       1.7              --            235,000       1.4
Richard S. Bodman(13).........      395,494       2.9              --            395,494       2.4
  c/o AT&T Ventures, L.L.C.
  Two Wisconsin Circle
  Chevy Chase, Maryland 20815
Robert E. Davoli(5)...........    1,950,218      14.2              --          1,950,218      11.9
David N. Strohm(4)............    2,657,614      19.4              --          2,657,614      16.2
Glenn M. McGonnigle(14).......      241,590       1.8          15,000            226,590       1.4
All directors and officers as
  a group(11 persons)(15).....   12,645,207      88.0                         12,345,207      72.4

---------------

   * Indicates less than 1%.
 (1) Assumes no exercise of the Underwriters' over-allotment option.
 (2) Beneficial ownership is calculated in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or become exercisable within 60 days following February 28, 1998, are deemed outstanding. However, such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
 (3) Includes 3,560 shares held by Mr. Klaus' family. Mr. Klaus disclaims beneficial ownership of such shares. In addition to the number of shares shown as offered for sale in the table, Mr. Klaus has granted the Underwriters the right to purchase up to an additional 25,000 shares pursuant to the Underwriters' over-allotment option.
 (4) Includes 20,000 shares of Common Stock held by Mr. Strohm and 2,637,614 shares held by Greylock Equity Limited Partnership. The general partner of Greylock Equity Limited Partnership is Greylock Equity GP Limited Partnership. Mr. Strohm, a director of the Company, is a general partner of Greylock Equity GP Limited Partnership. Mr. Strohm disclaims beneficial ownership of the shares held by Greylock Equity Limited Partnership except to the extent of his pecuniary interest therein arising from his general partnership interest in Greylock Equity GP Limited Partnership.
 (5) Includes options immediately exercisable for 20,000 shares of Common Stock held by Mr. Davoli, 311,506 shares held by Sigma Associates III, L.P., 28,792 shares held by Sigma Investors III, L.P. and 1,589,920 shares held by Sigma Partners III, L.P. Mr. Davoli, a director of the Company, is also a general partner of Sigma Management III, L.P., which is the general partner of Sigma Associates III, L.P., Sigma Investors III, L.P. and Sigma Partners III, L.P. Mr. Davoli disclaims beneficial ownership of the shares held by Sigma Associates III, L.P., Sigma Investors III, L.P. and Sigma Partners III, L.P. except to the extent of his pecuniary interest therein from his general partnership interest in Sigma Management III, L.P.
 (6) Includes 172,778 shares held in family trusts. In addition to the number of shares shown as offered for sale in the table, Mr. Noonan has granted the Underwriters the right to purchase up to an additional 25,000 shares pursuant to the Underwriters' over-allotment option.
 (7) Includes 371,700 shares held by Kleiner Perkins Caufield & Byers VIII, 21,511 shares held by Kleiner Perkins Caufield & Byers VIII Founders Fund, 35,746 shares held by KPCB Information Sciences Zaibatsu Fund II and 1,000,901 shares held by KPCB Java Fund. The general partner of Kleiner Perkins Caufield & Byers VIII, Kleiner Perkins Caufield & Byers VIII Founders Fund and KPCB Java Fund is KPCB VIII Associates. The general partner of KPCB Information Sciences Zaibatsu Fund II is KPCB VII Associates.
 (8) Includes options immediately exercisable for 20,000 shares of Common Stock. In addition to the number of shares shown as offered for sale in the table, Mr. O'Connor has granted the Underwriters the right to purchase up to an additional 15,000 shares pursuant to the Underwriters' over-allotment option.
 (9) Includes options immediately exercisable for 45,000 shares of Common Stock.
(10) Includes options immediately exercisable for 180,000 shares of Common
     Stock.
(11) Includes options immediately exercisable for 27,500 shares of Common Stock.
(12) Includes options immediately exercisable for 235,000 shares of Common
     Stock.
(13) Includes options immediately exercisable for 20,000 shares of Common Stock held by Mr. Bodman and 337,945 shares held by AT&T Venture Fund II, L.P. and 37,549 shares held by Venture Fund I, L.P. The general partner of AT&T Venture Fund II, L.P. is Venture Management LLC. The general partner of Venture Fund I, L.P. is Venture Management I, GP. Mr. Bodman is a managing member of Venture Management LLC and a general partner of Venture Management I, GP. Mr. Bodman disclaims beneficial ownership of the shares held by AT&T Venture Fund II, L.P. and Venture Fund I, L.P. except to the extent of his pecuniary interest therein from his management interest in Venture Management LLC and his general partnership interest in Venture Management I, GP.
(14) Includes options immediately exercisable for 85,500 shares of Common Stock.
(15) Includes options immediately exercisable for 692,500 shares of Common
     Stock.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.001 per share, and 20,000,000 shares of Preferred Stock, par value $0.001 per share ("Preferred Stock"). Upon consummation of this Offering, no shares of Preferred Stock and 16,368,928 shares of Common Stock (16,753,928 shares if the Underwriters' overallotment option is exercised in full) will be outstanding. The following summary is qualified in its entirety by reference to the Company's Charter and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     As of December 31, 1997, there were 7,921,471 shares of Common Stock outstanding that were held by eight stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In addition, the Company's bank credit facility permits the payment of cash dividends only to the extent the Company maintains certain financial ratios and a specified minimum net worth. See "Dividend Policy". In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any shares of Preferred Stock.

CERTAIN ANTI-TAKEOVER, LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

     SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law, as amended ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combinations to include (i) any merger or consolidation involving the corporation or any majority-owned subsidiary of the corporation and any other person or entity, (ii) subject to certain exceptions, any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any majority-owned subsidiary of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or any majority-owned subsidiary of the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation or any majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or any majority-owned subsidiary of the corporation beneficially owned by the interested stockholder, or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any majority-owned subsidiary of the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more or the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     CHARTER AND BYLAW PROVISIONS

     The Company's Charter and Bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

     CLASSIFIED BOARD OF DIRECTORS

     The Charter and Bylaws provide, beginning with the first annual meeting of stockholders following this Offering, for the Board to be divided into three classes of directors serving staggered, three-year terms. The classification of the Board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the Board.

     SUPERMAJORITY VOTING

     The Charter requires the approval of the holders of at least 66 2/3% of the Company's combined voting power to effect certain amendments to the Charter unless such amendments are approved by a majority of the directors of the Company not affiliated or associated with any person holding (or which has announced an intention to acquire) 26% or more of the voting power of the Company's outstanding capital stock. The Bylaws may be amended by either (a) a majority of the Board or (b) the holders of a majority of the Company's voting stock, provided that certain amendments approved by stockholders require the approval of at least 66 2/3% of the Company's combined voting power unless such amendments are approved by a majority of the directors of the Company not affiliated or associated with any person holding (or which has announced an intention to acquire) 26% or more of the voting power of the Company's outstanding capital stock.

     AUTHORIZED BUT UNISSUED OR UNDESIGNATED CAPITAL STOCK

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. No Preferred Stock will be designated upon consummation of this Offering. After this Offering, the Company will have outstanding 16,368,928 shares of Common Stock (16,753,928 shares if the Underwriters' over-allotment option is exercised in full). The authorized but unissued (and in the case of Preferred Stock, undesignated) stock may be issued by the Board in one or more transactions. In this regard, the Company's Charter grants the Board broad power to establish the rights and preferences of authorized and unissued Preferred Stock. The issuance of shares of Preferred Stock pursuant to the Board's authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. The Board does not currently intend to seek stockholder approval prior to any issuance of Preferred Stock, unless otherwise required by law.

     SPECIAL MEETINGS OF STOCKHOLDERS

     The Bylaws provide that special meetings of stockholders of the Company may be called only by the Board, or by the Company's Chairman of the Board or President.

     NO STOCKHOLDER ACTION BY WRITTEN CONSENT

     The Charter and the Bylaws provide that an action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the Board.

     NOTICE PROCEDURES

     The Bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of stockholders of the Company, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to the Charter or Bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting. Generally, to be timely, notice must be received by the Secretary of the Company not less than 120 days prior to the meeting. The notice must contain certain information specified in the Bylaws.

     OTHER ANTI-TAKEOVER PROVISIONS

     See "Management -- Restated 1995 Stock Incentive Plan" for a discussion of certain provisions of the 1995 Plan which may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals.

     LIMITATION OF DIRECTOR LIABILITY

     The Charter limits the liability of directors of the Company (in their capacity as directors but not in their capacity as officers) to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

     INDEMNIFICATION ARRANGEMENTS

     The Bylaws provide that the directors and officers of the Company shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. Prior to consummation of this Offering, the Company will enter into indemnification agreements with each of its directors and executive officers that will provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

REGISTRATION RIGHTS

     Following the closing of the Offering, certain existing stockholders of the Company holding an aggregate of 13,354,928 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares of Common Stock held by them under the Securities Act. Under the terms of the Rights Agreement between the Company and certain existing stockholders, beginning six months after this Offering, the existing holders of Convertible Preferred Stock have the right, subject to certain conditions and limitations, to require the Company to file a registration statement, including, if requested, a shelf registration statement, under the Securities Act in order to register all or part of the existing stockholders' shares of Common Stock. The Company may in certain circumstances defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. In the event that the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, certain of the existing stockholders of Common Stock and Convertible Preferred Stock are entitled to include their shares of Common Stock in such registration, subject to marketing and other limitations. Generally, the Company is required to bear the expense of all such registrations.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is SunTrust Bank, Atlanta, located in Atlanta, Georgia.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 16,368,928 of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options under the Company's 1995 Plan or other options after December 31, 1997). Of such shares, the 3,000,000 shares sold in this Offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares held by an existing "affiliate" of the Company, as that term is defined by the Securities Act (an "Affiliate"), which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act. As of the date of this Prospectus, 13,368,928 "restricted shares" as defined in Rule 144 will be outstanding. Of such shares, and without consideration of the contractual restrictions described below, 241,090 shares would be available for immediate sale in the public market without restriction pursuant to Rule 144(k). Beginning 90 days after the date of this Prospectus, and without consideration of the contractual restrictions described below, 12,889,228 shares would be eligible for sale in reliance upon Rule 144 promulgated under the Securities Act and 31,500 shares would be eligible for sale in reliance upon Rule 701 promulgated under the Securities Act.

     In general, under Rule 144 as currently in effect, beginning 90 days after the Offering, a person (or persons whose shares are aggregated) who owns shares that were purchased from the Company (or any Affiliate) at least one year previously, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 163,689 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act that were purchased from the Company (or any Affiliate) at least two years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold (i) by persons other than Affiliates, subject only to the manner of sale provisions of Rule 144, and (ii) by Affiliates under Rule 144 without compliance with its one-year holding period requirement.

     All stockholders of the Company, including the officers, directors and Selling Stockholders, have agreed not to sell any of their shares of Common Stock for 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. As a result of these contractual restrictions and subject to the provisions of Rules 144(k), 144 and 701, as applicable, 12,618,228 shares subject to restriction will be eligible for sale upon expiration of the Lock-Up Agreements 180 days after the date of this Prospectus. See "Underwriting".

     The Company has agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire

Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of the representatives of the Underwriters, subject to certain limited exceptions. See "Underwriting".

     After the Offering, the holders of 13,354,928 shares of Common Stock or their respective transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights". Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

     The Company intends to file a registration statement under the Securities Act covering approximately 3,000,000 shares of Common Stock reserved for issuance under the 1995 Plan. See "Management -- Restated 1995 Stock Incentive Plan". Such registration statement is expected to be filed within 90 days after the date of this Prospectus and will automatically become effective upon filing. Following such filing, shares registered under such registration statement will, subject to the Lock-Up Agreements, Rule 144 volume limitations applicable to Affiliates and the lapsing of the Company's repurchase rights, be available for sale in the open market upon the exercise of vested options 90 days after the effective date of this Prospectus. At December 31, 1997, options to purchase 1,808,350 shares were issued and outstanding under the 1995 Plan and options to purchase 80,000 shares were issued and outstanding outside of the 1995 Plan.

                            VALIDITY OF COMMON STOCK

     The validity of the Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Austin, Texas. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of ISS Group, Inc. at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document are not necessarily complete; reference is made in each instance to the copy of such contract or any other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 after payment of fees prescribed by the Commission. The Commission also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1997......................................................   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1995, 1996 and 1997..........................   F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the Years Ended
  December 31, 1995, 1996 and 1997..........................   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1995, 1996 and 1997..........................   F-6
Notes to Consolidated Financial Statements..................   F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
ISS Group, Inc.

     We have audited the accompanying consolidated balance sheets of ISS Group, Inc. (formerly Internet Security Systems, Inc.) as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ISS Group, Inc. at December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                /s/ ERNST & YOUNG LLP

Atlanta, Georgia
January 13, 1998

                                ISS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31,
                                                              ---------------------------------------
                                                                                           PRO FORMA
                                                                 1996          1997          1997
                                                              -----------   -----------   -----------
                                                                                          (UNAUDITED)
                                               ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 2,007,000   $ 3,929,000   $ 3,929,000
  Accounts receivable, less allowance for doubtful accounts
    of $79,000, $255,000 and $255,000, respectively.........    1,949,000     4,038,000     4,038,000
  Prepaid expenses and other current assets.................      128,000       281,000       281,000
                                                              -----------   -----------   -----------
         Total current assets...............................    4,084,000     8,248,000     8,248,000
Property and equipment:
  Computer equipment........................................      267,000     1,688,000     1,688,000
  Office furniture and equipment............................       59,000       268,000       268,000
  Leasehold improvements....................................       15,000        15,000        15,000
                                                              -----------   -----------   -----------
                                                                  341,000     1,971,000     1,971,000
  Less accumulated depreciation.............................       68,000       402,000       402,000
                                                              -----------   -----------   -----------
                                                                  273,000     1,569,000     1,569,000
Other assets................................................       23,000        49,000        49,000
                                                              -----------   -----------   -----------
         Total assets.......................................  $ 4,380,000   $ 9,866,000   $ 9,866,000
                                                              ===========   ===========   ===========

                           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $   341,000   $ 2,002,000   $ 2,002,000
  Accrued expenses..........................................      731,000     1,798,000     1,798,000
  Deferred revenues.........................................      644,000     2,106,000     2,106,000
  Current portion of long term debt.........................       70,000        70,000        70,000
                                                              -----------   -----------   -----------
         Total current liabilities..........................    1,786,000     5,976,000     5,976,000
Long term debt..............................................      140,000        70,000        70,000
Commitments and contingencies...............................           --            --            --
Redeemable, Convertible Preferred Stock (5,737,000 shares
  authorized):
    Series A; $.001 par value; 3,650,000 issued and
      outstanding (historical), none issued or outstanding
      (pro forma) (liquidation preference $1 per share).....    3,614,000     3,621,000            --
    Series B; $.001 par value; 2,087,000 issued and
      outstanding (historical), none issued or outstanding
      (pro forma) (liquidation preference $2.53 per
      share)................................................           --     5,257,000            --
Stockholders' equity (deficit):
  Preferred Stock; $.001 par value; 20,000,000 shares
    authorized (including 5,737,000 designated as
    Redeemable, Convertible Preferred Stock), none issued or
    outstanding.............................................           --            --            --
  Common Stock, $.001 par value, 50,000,000 shares
    authorized, 7,902,000 and 7,921,000 shares issued and
    outstanding (historical), 13,658,000 shares issued and
    outstanding (pro forma).................................        8,000         8,000        14,000
  Additional paid-in capital................................      103,000       695,000     9,567,000
  Deferred compensation.....................................           --      (571,000)     (571,000)
  Accumulated deficit.......................................   (1,271,000)   (5,190,000)   (5,190,000)
                                                              -----------   -----------   -----------
         Total stockholders' equity (deficit)...............   (1,160,000)   (5,058,000)    3,820,000
                                                              -----------   -----------   -----------
         Total liabilities and stockholders' equity
           (deficit)........................................  $ 4,380,000   $ 9,866,000   $ 9,866,000
                                                              ===========   ===========   ===========

                            See accompanying notes.

                                ISS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                        -------------------------------------
                                                          1995         1996          1997
                                                        ---------   -----------   -----------
Revenues:
  Licenses............................................  $ 246,000   $ 4,233,000   $10,936,000
  Support services....................................     11,000       229,000     2,531,000
                                                        ---------   -----------   -----------
                                                          257,000     4,462,000    13,467,000
Costs and expenses:
  Cost of revenues....................................      4,000        18,000       676,000
  Research and development............................     97,000     1,225,000     3,434,000
  Sales and marketing.................................    252,000     3,768,000    11,731,000
  General and administrative..........................     44,000       656,000     1,773,000
                                                        ---------   -----------   -----------
                                                          397,000     5,667,000    17,614,000
                                                        ---------   -----------   -----------
Operating loss........................................   (140,000)   (1,205,000)   (4,147,000)
Interest income.......................................         --        77,000       245,000
Interest expense......................................         --        (3,000)      (17,000)
                                                        ---------   -----------   -----------
Net loss..............................................  $(140,000)  $(1,131,000)  $(3,919,000)
                                                        =========   ===========   ===========
Basic and diluted net loss per share of Common
  Stock...............................................       (.03)         (.14)         (.50)
                                                        =========   ===========   ===========
Weighted average number of shares used in calculating
  basic and diluted net loss per share of Common
  Stock...............................................  5,001,000     7,916,000     7,907,000
                                                        =========   ===========   ===========
Unaudited pro forma net loss per share of Common
  Stock...............................................                            $      (.29)
                                                                                  ===========
Unaudited weighted average number of shares used in
  calculating pro forma net loss per share of Common
  Stock...............................................                             13,644,000
                                                                                  ===========

                            See accompanying notes.

                                ISS GROUP, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                            RETAINED         TOTAL
                            COMMON STOCK      ADDITIONAL                    EARNINGS     STOCKHOLDERS'
                         ------------------    PAID-IN       DEFERRED     (ACCUMULATED      EQUITY
                          SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT)       (DEFICIT)
                         ---------   ------   ----------   ------------   ------------   -------------
Balance at December 31,
  1994.................  4,586,000   $5,000    $ (5,000)    $      --     $    10,000     $    10,000
  Issuance of Common
     Stock to investor,
     September 8,1995..  1,293,000    1,000      49,000            --              --          50,000
  Issuance of Common
     Stock to
     employees,
     December 29,1995..  2,123,000    2,000      81,000            --              --          83,000
  Cash dividends.......         --       --          --            --         (10,000)        (10,000)
  Net loss.............         --       --          --            --        (140,000)       (140,000)
                         ---------   ------    --------     ---------     -----------     -----------
Balance at December
  31,1995..............  8,002,000    8,000     125,000            --        (140,000)         (7,000)
  Repurchase of Common
     Stock from
     founder...........   (100,000)      --     (15,000)           --              --         (15,000)
  Accretion related to
     Redeemable,
     Convertible
     Preferred Stock...         --       --      (7,000)           --              --          (7,000)
  Net loss.............         --       --          --            --      (1,131,000)     (1,131,000)
                         ---------   ------    --------     ---------     -----------     -----------
Balance at December
  31,1996..............  7,902,000    8,000     103,000            --      (1,271,000)     (1,160,000)
  Accretion related to
     Redeemable,
     Convertible
     Preferred Stock...         --       --     (11,000)           --              --         (11,000)
  Deferred compensation
     related to stock
     options...........         --       --     571,000      (571,000)             --              --
  Issuance of Common
     Stock.............     19,000       --      32,000            --              --          32,000
  Net loss.............         --       --          --            --      (3,919,000)     (3,919,000)
                         ---------   ------    --------     ---------     -----------     -----------
Balance at December
  31,1997..............  7,921,000   $8,000    $695,000     $(571,000)    $(5,190,000)    $(5,058,000)
                         =========   ======    ========     =========     ===========     ===========

                            See accompanying notes.

                                ISS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
                                                        -------------------------------------
                                                          1995         1996          1997
                                                        ---------   -----------   -----------
OPERATING ACTIVITIES
Net loss..............................................  $(140,000)  $(1,131,000)  $(3,919,000)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation........................................      4,000        66,000       334,000
  Non-cash expense....................................     83,000            --        31,000
  Changes in assets and liabilities:
     Accounts receivable..............................   (148,000)   (1,802,000)   (2,089,000)
     Prepaid expenses and other assets................     (3,000)     (146,000)     (179,000)
     Accounts payable and accrued expenses............    117,000       955,000     2,728,000
     Deferred revenues................................     37,000       607,000     1,462,000
                                                        ---------   -----------   -----------
Net cash used in operating activities.................    (50,000)   (1,451,000)   (1,632,000)
INVESTING ACTIVITIES
Purchases of property and equipment...................    (23,000)     (320,000)   (1,630,000)
                                                        ---------   -----------   -----------
Net cash used in investing activities.................    (23,000)     (320,000)   (1,630,000)
FINANCING ACTIVITIES
Proceeds from (payments on) long term debt............         --       210,000       (70,000)
Net proceeds from Redeemable, Convertible Preferred
  Stock issuances.....................................         --     3,607,000     5,253,000
Proceeds from (payments on) notes payable to
  shareholder.........................................     30,000       (30,000)           --
Common Stock activities...............................     50,000       (15,000)        1,000
Cash dividends........................................    (10,000)           --            --
                                                        ---------   -----------   -----------
Net cash provided by financing activities.............     70,000     3,772,000     5,184,000
                                                        ---------   -----------   -----------
Net (decrease) increase in cash and cash
  equivalents.........................................     (3,000)    2,001,000     1,922,000
Cash and cash equivalents at beginning of year........      9,000         6,000     2,007,000
                                                        ---------   -----------   -----------
Cash and cash equivalents at end of year..............  $   6,000   $ 2,007,000   $ 3,929,000
                                                        =========   ===========   ===========
SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid.........................................  $      --   $     1,000   $    17,000
                                                        =========   ===========   ===========

                            See accompanying notes.

                                ISS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1.  SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION AND DESCRIPTION OF BUSINESS

     The consolidated financial statements include the accounts of ISS Group, Inc. and its subsidiaries ("the Company"). All significant intercompany investment accounts and transactions have been eliminated in consolidation.

     ISS Group, Inc. was incorporated in the State of Delaware on December 8, 1997 to be a holding company for Internet Security Systems, Inc., a Georgia company incorporated on April 19, 1994 to design, market, and sell computer network security assessment software. In March 1996, the Company formed Internet Security Systems Europe N.V. ("ISS Europe"), of which the Company owns 99.96% of the outstanding stock. In February 1997, the Company formed Internet Security Systems K.K., a wholly owned subsidiary. These subsidiaries have primary marketing and sales responsibilities for the Company's products in Europe and the Asia/Pacific regions.

     The financial statements of foreign subsidiaries have been translated into United States dollars in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 52 Foreign Currency Translation. Revenues with international customers, except in Japan, were denominated in U.S. dollars. Revenues from Japanese customers and international expenditures were denominated in the respective local currencies and translated using the average exchange rates for the year. The effect on the statements of operations related to transaction gains and losses is insignificant for all years presented. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date and the effect of changes in exchange rates from year to year is insignificant.

     The Company's business is focused on maintaining the latest security threat and vulnerability checks within existing products and creating new products and services that are consistent with the Company's goal of providing an adaptive security management approach to network security. This approach entails continuous security risk monitoring and response to develop an active and informed network security policy.

REVENUE RECOGNITION

     The Company recognizes its license revenue upon (i) delivery of software or, if the customer has evaluation software, delivery of the software key, and
(ii) issuance of the related license, assuming no significant vendor obligations or customer acceptance rights exist. In October 1997, the AICPA issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, which the Company adopted, effective January 1, 1997. Such adoption had no effect on the Company's methods of recognizing revenue from its license and maintenance activities. Prior to 1997, the Company's revenue recognition policy was in accordance with the preceding authoritative guidance provided by SOP No. 91-1, Software Revenue Recognition.

     Revenues from perpetual licenses are recorded as license revenues in the statements of operations. Support service revenues include maintenance, term license revenues, and professional services. Annual renewable maintenance is a separate component of each contract, and is recognized ratably over the contract term. Term licenses, which allow customer use of the product and maintenance for a specified period, generally twelve months, are also recognized ratably over the contract term. Professional services revenues are recognized as such services are performed.

                                ISS GROUP, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Such amounts are stated at cost which approximates market value.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with two financial institutions. The Company's sales are primarily to companies located in the United States, Europe and the Asia/Pacific regions. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. Accounts receivable are due principally from large U.S. companies under stated contract terms. The Company provides for estimated credit losses at the time of sale. Such losses have not been significant to date.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets (primarily three years).

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to expense as incurred. The Company has not capitalized any such development costs under SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, because the costs incurred by the Company between the attainment of technological feasibility for the related software product through the date when the product is available for general release to customers is insignificant.

ADVERTISING COSTS

     The cost of advertising is expensed as incurred. The Company incurred $34,000, $485,000 and $572,000 of advertising costs for the years ended December 31, 1995, 1996 and 1997, respectively. Such amounts are included in sales and marketing expense in the statements of operations.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.

STOCK BASED COMPENSATION

     The Company grants stock options generally for a fixed number of shares to certain employees with an exercise price equal to or below the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes compensation expense only if the fair value of the underlying Common Stock exceeds the exercise price of the stock option on the date of grant. In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25 in accounting for stock-based

                                ISS GROUP, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
STOCK BASED COMPENSATION (CONTINUED)
compensation issued to employees. As permitted by SFAS No. 123, the Company continues to account for stock-based compensation in accordance with APB Opinion No. 25 and has elected the pro forma disclosure alternative of SFAS No. 123 (see
Note 6).

PRO FORMA BALANCE SHEET (UNAUDITED)

     In conjunction with an initial public offering of the Company's Common Stock, all outstanding shares of Series A and Series B Redeemable, Convertible Preferred Stock automatically convert into shares of Common Stock. As such, the effect of the conversions has been reflected in the unaudited pro forma balance sheet at December 31, 1997.

LOSS PER SHARE

     In 1997, the FASB issued SFAS No. 128, Earnings per Share and in February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 ("SAB 98") related to SFAS No. 128. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The Company has no Common Stock equivalents due to "cheap stock" as defined in SAB 98.

     Basic and diluted historical net loss per share (see Note 10) was computed by dividing net loss plus accretion of the Series A and Series B Redeemable, Convertible Preferred Stock by the weighted average number of shares of Common Stock. Common Stock equivalents were antidilutive and therefore were not included in the computation of weighted average shares used in computing diluted loss per share for the years ended December 31, 1995, 1996 and 1997.

     Unaudited pro forma net loss per share was computed by dividing net loss by the unaudited weighted average number of shares of Common Stock outstanding plus the conversion of the 3,650,000 shares of Series A and 2,087,000 shares of Series B Redeemable, Convertible Preferred Stock into 5,737,000 shares of Common Stock which will occur upon consummation of the Company's initial public offering.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income, as defined, and its components in financial statements. The Company's adoption of SFAS No. 130 had no impact on the consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements for periods beginning after December 15, 1997. The Statement requires that business segment financial information be reported in the financial statements utilizing the management approach. The management approach is defined as the manner in which management organizes the segments within the enterprise for making operating decisions and assessing performance. Management believes the adoption of SFAS No. 131 will not have a material impact on the financial statements.

                                ISS GROUP, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RECLASSIFICATIONS

     Certain reclassifications were made to the prior years' financial statements to conform with the 1997 presentation.

2.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate their fair values. The carrying amounts reported in the balance sheets for long-term debt approximate their fair values as the interest rate related to such debt is variable and commensurate with the Company's credit worthiness.

3.  DEBT

     At December 31, 1996 and 1997, the Company had outstanding balances of $210,000 and $140,000, respectively, under an equipment line of credit. Interest on such line accrues at 1.25% above the prime rate and is payable on a monthly basis. Borrowings under the equipment line are secured by equipment and are due in annual installments of $70,000 in 1998 and 1999.

     At December 31, 1996, the Company had an unused $500,000 revolving line of credit which matured on October 31, 1997 and was not renewed by the Company.

4.  REDEEMABLE, CONVERTIBLE PREFERRED STOCK

     Redeemable, Convertible Preferred Stock consists of the following:

                                                                             SHARES ISSUED
                                                     GROSS         NET            AND
SERIES               DATE OF ISSUANCE               PROCEEDS     PROCEEDS     OUTSTANDING
------               ----------------              ----------   ----------   -------------
  A                  February 2, 1996              $3,650,000   $3,607,000     3,650,000
  B                 February 14, 1997               5,280,000    5,253,000     2,087,000
                                                   ----------   ----------     ---------
                                                   $8,930,000   $8,860,000     5,737,000
                                                   ==========   ==========     =========

     Accretion related to the Company's Series A and Series B Redeemable, Convertible Preferred Stock was recorded over the respective redemption period by charges against additional paid-in capital with corresponding increases to the carrying value of the Series A and Series B Redeemable, Convertible Preferred Stock. Such increases aggregated $7,000 and $11,000 for the years ended December 31, 1996 and 1997, respectively.

     The rights, preferences, qualifications, limitations, and restrictions of the holders of the Series A and Series B Redeemable, Convertible Preferred Stock are as follows:

          a. Dividend Rights. Dividends as specifically declared by the Company's Board of Directors are to be in preference to payment of any dividend (other than dividends payable solely in Common Stock) with respect to the Common Stock.

          b. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or not, Series A and Series B holders shall be paid an amount equal to $1.00 per share and $2.53 per share, respectively, (adjusted for stock splits, combinations, or similar events) plus, in each case, all declared and unpaid dividends, if any, before any amount shall be paid to holders of Common Stock. Any remaining assets and surplus funds shall be distributed ratably among the holders of the Common Stock, the Series A Preferred Stock and the Series B

                                ISS GROUP, INC.

4.  REDEEMABLE, CONVERTIBLE PREFERRED STOCK (CONTINUED)
     Preferred Stock on an as-converted basis. In no event shall the holders of the Series A Preferred Stock and Series B Preferred Stock be entitled to receive more than $2.00 and $5.06 per share, respectively, unless such holders have converted their shares of Series A Preferred Stock or Series B Preferred Stock into Common Stock prior to the occurrence of a liquidation, dissolution or winding up of the Corporation.

          c. Mandatory Redemption. If the Series A or Series B Preferred Stock has not been redeemed or converted into Common Stock prior to September 30, 2000 each share of Series A and Series B Preferred Stock is redeemable at the request of the holders of at least 51% of the outstanding shares. If the redemption provisions are exercised, redemption will occur in stages in the years 2001, 2002, and 2003. The redemption price is equal to the original price plus all declared and unpaid dividends.

          d. Voting Rights. The Series A and Series B Preferred Stock generally vote equally with shares of Common Stock on an "as if converted" basis except that the holders of Series A Preferred Stock, voting as a separate series, shall elect two members of the Company's Board of Directors. The holders of Common Stock and Series A and Series B Preferred Stock, voting together as a class, shall elect all the remaining directors.

          e. Protective Provisions. The Series A and Series B Preferred Stock holders have certain protective provisions which prohibit the Company from certain activities (e.g. sale of substantially all of the Company's assets, changes to Series A and Series B instruments, dividend declarations, creating new classes of Preferred Stock senior to the Series A or Series B Preferred Stock) without first obtaining the approval of holders of at least a majority of the then outstanding shares of the Series A and Series B Preferred Stock holders, as defined.

          f. Conversion. Shares of Series A and Series B Preferred Stock are convertible, at the option of the holder, to Common Stock at any time at the rate of one share of Common Stock for each share of Preferred Stock. The Series A and Series B Preferred Stock automatically converts to Common Stock upon the closing of (i) an underwritten public offering of the Company's Common Stock in which the aggregate proceeds for such shares is at least $10,000,000 and the per share price is at least $6.00 per share (adjusted for any stock split, dividend, combination, recapitalization, or the like) or (ii) the written election of holders of not less than a majority of the then outstanding shares of such series.

     In connection with the issuance of the Series A Preferred Stock, the Company effected an 89.92-for-1 share stock split of its Common Stock. The Company has designated 3,650,000 shares of the authorized Preferred Stock as Series A Preferred Stock and 2,087,000 shares as Series B Preferred Stock. All par value and share amounts in the accompanying financial statements have been retroactively adjusted to reflect the stock split and changes to the articles of incorporation.

5.  STOCKHOLDERS' EQUITY

     On April 19, 1994, the Company issued 4,586,000 shares of Common Stock to the founder in exchange for the assignment of technology previously developed and distributed by the founder as shareware. In connection with the issuance of Series A Preferred Stock (see Note 4), the founder entered into a Stock Repurchase Agreement (the "Founder's Agreement") with the Company. Under the Founder's Agreement the Company has the right to acquire, at fair market value, up to 2,293,000 shares of the founder's Common Stock upon the founder's separation from the Company, as defined. The Company's repurchase rights expire ratably over a four year period beginning February 1, 1996 or upon the consummation of an initial public offering of the Company's Common Stock.

                                ISS GROUP, INC.

5.  STOCKHOLDERS' EQUITY (CONTINUED)
     On September 8, 1995, the Company issued 1,293,000 shares of Common Stock to an investor for $50,000.

     On December 29, 1995, the Company issued 2,123,000 shares of Common Stock to two employees and recorded $83,000 of compensation expense. In connection with the issuance of Series A Preferred Stock (see Note 4), the employees entered into a Stock Repurchase Agreement (the "Agreement") with the Company. Under the Agreement, the Company has the right to acquire, at fair market value, up to 1,633,000 shares of such employees' Common Stock upon the employees' separation from the Company, as defined. The Company's repurchase rights expire ratably over a four year period beginning February 1, 1996 or upon the consummation of an initial public offering of the Company's Common Stock.

     On February 2, 1996 the Company acquired 100,000 shares of its Common Stock from the founder for $15,000.

     The Company has reserved 8,810,000 shares of Common Stock for future issuance upon conversion of outstanding Series A and Series B Preferred Stock and exercise of options to purchase Common Stock.

     In December 1997, the Company commenced plans to offer up to 2,685,000 of newly issued shares of Common Stock in an initial public offering plus 385,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

6.  STOCK OPTION PLANS

     In 1995, the Company established the 1995 Incentive Stock Plan (the "Plan") to provide for the granting of qualified or nonqualified options to purchase shares of the Company's Common Stock. In 1997, the Company amended the Plan to increase the number of shares reserved for future issuance under such plan to 3,000,000 shares.

     Effective with the 1997 Plan amendment, options granted under the Plan became immediately exercisable, subject to a right of repurchase by the Company at the original exercise price for all unvested shares. Vesting occurs in equal annual installments over four years, generally measured from the date of the grant. Once an optionee vests in the shares underlying the option and until certain events occur, including an initial public offering of the Company's common stock, the Company has a right of first refusal to repurchase such shares after an individual has received a bona fide third party offer with respect to such vested shares. All options are issued at fair market value on the date of grant. Fair market value of the Company's Common Stock, in the absence of trading on a national or regional stock exchange, is determined by the Company's Board of Directors.

     The Plan also includes an Automatic Option Grant Program (the "Program"). Under the Program, each individual who first joins the Company's Board of Directors as a non-employee Board member after the effective date of an initial public offering will receive an option to purchase 50,000 shares of Common Stock on the date he or she is first elected or appointed to the Board of Directors, provided such individual has not otherwise been in the prior employ of the Company. In addition, at each annual stockholders' meeting, beginning with the 1999 annual meeting, each individual who is to continue to serve as a non-employee Board of Directors member after the meeting will receive an additional option to purchase 5,000 shares of Common Stock. Options under the Program will be isssued at fair market value at the date of the grant.

     On December 8, 1997, the Company's Board of Directors granted to each of the Company's four non-employee directors a nonstatutory option to purchase up to 20,000 shares of Common Stock outside

                                ISS GROUP, INC.

6.  STOCK OPTION PLANS (CONTINUED)
the Plan, on the same terms as if those options had been granted under the Program of the 1995 Plan. The Company reserved 80,000 shares of Common Stock for issuance under these options.

     A summary of the Company's stock option activity is as follows:

                                                       1996                   1997
                                               --------------------   --------------------
                                                           WEIGHTED               WEIGHTED
                                                           AVERAGE                AVERAGE
                                                NUMBER     EXERCISE    NUMBER     EXERCISE
                                               OF SHARES    PRICE     OF SHARES    PRICE
                                               ---------   --------   ---------   --------
Outstanding at beginning of year.............        --      $ --       810,000    $ .16
  Granted....................................   810,000       .16     1,103,000     4.54
  Exercised..................................        --        --        (7,000)     .15
  Canceled...................................        --        --       (18,000)     .50
                                                -------               ---------
Outstanding at end of year...................   810,000       .16     1,888,000     2.71
                                                =======               =========
Exercisable at end of year...................        --               1,888,000     2.71
                                                =======               =========
Weighted average fair value of options
  granted during the year....................   $   .04               $    2.34
                                                =======               =========

     The following table summarizes information concerning currently outstanding options, all of which are exercisable:

                                                            OPTIONS OUTSTANDING
                                             --------------------------------------------------
                                               NUMBER OF
                                                OPTIONS           WEIGHTED
                                             OUTSTANDING AT       AVERAGE           WEIGHTED
                                              DECEMBER 31,       REMAINING          AVERAGE
         RANGE OF EXERCISE PRICES                 1997        CONTRACTUAL LIFE   EXERCISE PRICE
         ------------------------            --------------   ----------------   --------------
$.15-.60...................................    1,067,000         8.6 years           $ .28
$1.00-7.00.................................      821,000         9.9 years            5.89
                                               ---------
                                               1,888,000
                                               =========

     During the year ended December 31, 1997, deferred compensation of $571,000 was recorded for options granted with an exercise price less than the fair value of the Common Stock on the date of grant. The deferred compensation will be amortized over the four year vesting period of the stock options. Amortization of deferred compensation for the year ended December 31, 1997 was not material.

     Pro forma information regarding net income and net income per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method prescribed by that Statement. The fair value for options granted was estimated at the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for 1996 and 1997, respectively: risk-free interest rates of 5.97% and 6.28%; no dividend yield; a .60 volatility factor; and an expected life of the options of 4 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics different from those of traded options, and because the changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                ISS GROUP, INC.

6.  STOCK OPTION PLANS (CONTINUED)
     For purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense over the options' vesting period. The following pro forma information adjusts the net loss and unaudited pro forma net loss per share of Common Stock for the impact of SFAS No. 123:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Unaudited pro forma net loss................................  $(3,975,000)
                                                              ===========
Unaudited pro forma net loss per share as adjusted..........  $      (.29)
                                                              ===========

7.  COMMITMENTS

     In 1996, the Company entered into noncancellable operating leases for new facilities that expire in July 2001. The Company has the option to extend the terms of the leases for one additional five year term upon expiration of the initial terms.

     Future minimum payments under noncancellable operating leases with initial terms of one year or more consisted of the following at December 31:

                                                              OPERATING
                                                                LEASES
                                                              ----------
1998........................................................  $  400,000
1999........................................................     277,000
2000........................................................     276,000
2001........................................................     105,000
                                                              ----------
          Total minimum lease payments......................  $1,058,000
                                                              ==========

     Rent expense was approximately $4,000, $105,000 and $401,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

8.  INCOME TAXES

     On January 1, 1996 the Company adopted the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to 1996, the Company qualified as an S-Corporation and any income taxes were the responsibilities of the shareholders.

     A reconciliation of the provision for income taxes to the statutory federal income tax rate is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                           ------------------------
                                                             1996          1997
                                                           ---------    -----------
Statutory rate at 34%, applied to pre-tax loss...........  $(384,000)   $(1,332,000)
State income taxes, net of federal tax benefit...........    (45,000)      (157,000)
Research and development tax credit......................    (28,000)      (159,000)
Foreign operations.......................................    100,000             --
Other....................................................     46,000        (26,000)
Change in valuation allowance............................    311,000      1,674,000
                                                           ---------    -----------
                                                           $      --    $        --
                                                           =========    ===========

                                ISS GROUP, INC.

8.  INCOME TAXES (CONTINUED)
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income tax assets are as follows:

                                                                  DECEMBER 31,
                                                             ----------------------
                                                               1996         1997
                                                             --------    ----------
Depreciation...............................................  $     --    $   69,000
Accrued liabilities........................................    20,000       148,000
Allowance for doubtful accounts............................    30,000        97,000
Net operating loss carryforwards...........................   233,000     1,484,000
Research and development tax credit carryforwards..........    28,000       187,000
                                                             --------    ----------
                                                              311,000     1,985,000
Less valuation allowance...................................  (311,000)   (1,985,000)
                                                             --------    ----------
Net deferred income tax assets.............................  $     --    $       --
                                                             ========    ==========

     For financial reporting purposes, a valuation allowance has been recognized to reduce the net deferred income tax assets to zero. The Company has not recognized any benefit from the future use of such loss carryforwards because management's evaluation of all the available evidence in assessing the realizability of the tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize such tax benefits currently.

     The Company has approximately $3,906,000 of net operating loss carryforwards for federal income tax purposes that expire in varying amounts between 2011 and 2012. A small portion of the net operating loss carryforwards may be subject to certain limitations in the event of a change in ownership. The Company also has approximately $295,000 of net operating loss carryforwards related to its foreign operations which have no expiration date. Additionally, the Company has approximately $187,000 of research and development tax credit carryforwards which expire between 2011 and 2012.

9.  EMPLOYEE BENEFIT PLANS

     In January 1996, the Company established a 401(k) plan that covers substantially all employees over 21 years of age. The Company may make contributions to the plan at its discretion. The Company made no contributions to the plan for the years ended December 31, 1996 or 1997.

                                ISS GROUP, INC.

10.  LOSS PER SHARE

     The following table sets forth the computation of basic, diluted and unaudited pro forma net loss per share:

                                              HISTORICAL                   PRO FORMA
                               ----------------------------------------   ------------
                                  1995          1996           1997           1997
                               -----------   -----------   ------------   ------------
                                                                          (UNAUDITED)
Numerator:
  Net loss...................  $  (140,000)  $(1,131,000)  $ (3,919,000)  $ (3,919,000)
  Accretion of Series A and
     Series B Redeemable,
     Convertible Preferred
     Stock...................           --        (7,000)       (11,000)       (11,000)
                               -----------   -----------   ------------   ------------
                               $  (140,000)  $(1,138,000)  $ (3,930,000)  $ (3,930,000)
                               ===========   ===========   ============   ============
Denominator:
  Denominator for basic and
     diluted net loss per
     share -- weighted
     average shares..........    5,001,000     7,916,000      7,907,000      7,907,000
  Redeemable, Convertible
     Preferred Stock.........           --            --             --      5,737,000
                               -----------   -----------   ------------   ------------
                                 5,001,000     7,916,000      7,907,000     13,644,000
                               ===========   ===========   ============   ============
Basic net loss per share.....  $      (.03)  $      (.14)  $       (.50)
                               ===========   ===========   ============
Diluted net loss per share...  $      (.03)  $      (.14)  $       (.50)
                               ===========   ===========   ============
Pro forma net loss per
  share......................                                             $       (.29)
                                                                          ============

11.  EXPORT SALES

     Export sales from the United States to the Europe and Asia/Pacific regions represented approximately 10% and 3%, respectively, of total revenues for the year ended December 31, 1997. Export sales were not significant for the years ended December 31, 1995 and 1996. Revenues generated from the Company's foreign operations located in the Asia/Pacific region totalled approximately 8% of total revenues for the year ended December 31, 1997. The Company had no revenue generating foreign operations prior to 1997.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., BancAmerica Robertson Stephens, UBS Securities LLC and Wessels, Arnold & Henderson, L.L.C. are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                              NUMBER OF
                                                              SHARES OF
                                                               COMMON
                        UNDERWRITER                             STOCK
                        -----------                           ---------
Goldman, Sachs & Co. .......................................  1,065,750
BancAmerica Robertson Stephens .............................    369,750
UBS Securities LLC..........................................    369,750
Wessels, Arnold & Henderson, L.L.C. ........................    369,750
J.C. Bradford & Co. ........................................     55,000
Donaldson, Lufkin & Jenrette Securities Corporation.........    110,000
Gerard Klauer Mattison & Co., Inc. .........................     55,000
Interstate/Johnson Lane Corporation.........................     55,000
NationsBanc Montgomery Securities, Inc. ....................    110,000
Pacific Growth Equities, Inc................................     55,000
Prudential Securities Incorporated..........................    110,000
The Robinson-Humphrey Company, LLC..........................     55,000
Sands Brothers & Co., Ltd. .................................     55,000
SoundView Financial Group, Inc. ............................     55,000
Wasserstein Perella Securities, Inc. .......................    110,000
                                                              ---------
          Total.............................................  3,000,000
                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $0.90 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company and Selling Stockholders have granted the Underwriters an option exercisable for 30 days after the date of the Prospectus to purchase up to an aggregate of 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,000,000 shares of Common Stock offered.

     The Company and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into shares of Common Stock or any securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives of the Underwriters.

     In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to this Offering, there has been no public market for the shares of Common Stock. The initial public offering price was negotiated among the Company and the representatives of the Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, was the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Up to seven percent of the shares of Common Stock offered hereby may be reserved for sale at the initial public offering price to the Company's employees, directors and other individuals with direct business relationships with the Company. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ISSX". The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

               [Graphic Depicting SAFEsuite Family & Products]



Security risks are a function of vulnerabilities and threats. The risk originates from the whole network - including every adjoining system in its architecture. SAFEsuite monitors, detects and responds to vulnerabilities and threats throughout the entire enterprise.


The ISS SAFEsuite is drive by the X-Force knowledge base, a comprehensive security risk database. With this insight, SAFEsuite is able to effectively manage security risks by monitoring, detecting and responding to vulnerabilities and threats across whole networks and systems.

============================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                               ------------------
                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    6
Use of Proceeds............................   16
Dividend Policy............................   16
Dilution...................................   17
Capitalization.............................   18
Selected Consolidated Financial Data.......   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   20
Business...................................   26
Management.................................   42
Certain Transactions.......................   51
Principal and Selling Stockholders.........   53
Description of Capital Stock...............   55
Shares Eligible for Future Sale............   59
Validity of Common Stock...................   61
Experts....................................   61
Additional Information.....................   61
Index to Consolidated Financial
  Statements...............................  F-1
Underwriting...............................  U-1

                               ------------------
  THROUGH APRIL 17, 1998 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
============================================================

============================================================

                                3,000,000 SHARES

                                ISS GROUP, INC.
                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)

                             ----------------------

                        [LOGO INTERNET SECURITY SYSTEMS]
                             ----------------------

                              GOLDMAN, SACHS & CO.

                         BANCAMERICA ROBERTSON STEPHENS

                                 UBS SECURITIES

                          WESSELS, ARNOLD & HENDERSON

                      REPRESENTATIVES OF THE UNDERWRITERS

============================================================